16 January 2006


RECEIVED


HBOSplc

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st December to 31st December 2005.**

Announcements made to the London Stock Exchange:-

01.12.05	Transactions in Own Shares
01.12.05	Rule 8 disclosure - Prudential plc
01.12.05	Rule 8 disclosure - P & O
01.12.05	Rule 8 disclosure - O2 plc
02.12.05	Halifax House Price Index - November 2005
02.12.05	Rule 8 disclosure - P & O
02.12.05	Rule 8 disclosure - SkyePharma plc
02.12.05	Rule 8 disclosure - Prudential plc
02.12.05	Rule 8 disclosure - O2 plc plc
02.12.05	Rule 8 disclosure - BPB plc
02.12.05	Publication of Final Terms
02.12.05	Publication of Final Terms
02.12.05	Publication of Final Terms
02.12.05	Director/PDMR Shareholding
05.12.05	Rule 8 disclosure - O2 plc
05.12.05	Rule 8 disclosure - Prudential plc
05.12.05	Rule 8 disclosure - P & O
05.12.05	Rule 8 disclosure - SkyePharma plc
06.12.05	Pre-close Trading Statement 6 December 2005
06.12.05	Restated Divisional Results
06.12.05	Rule 8 disclosure - SkyePharma plc
07.12.05	Director/PDMR Shareholding
07.12.05	Rule 8 disclosure - Prudential plc
08.12.05	Rule 8 disclosure - P & O
08.12.05	Transaction in Own Shares
09.12.05	Rule 8 disclosure - SkyePharma

09.12.05	Rule 8 disclosure - Kingston Comm (Hull) plc
12.12.05	Transaction in Own Shares
12.12.05	Rule 8 disclosure - P & O
12.12.05	Rule 8 disclosure - Redbus Interhouse plc
12.12.05	Rule 8 disclosure - SkyePharma plc
12.12.05	Rule 8 disclosure - Balfour Beatty plc
12.12.05	Rule 8 disclosure - Prudential plc
12.12.05	Rule 8 disclosure - Prudential plc -Replace
12.12.05	Rule 8 disclosure - Prudential plc - Replace
13.12.05	Rule 8 disclosure - Kingston Comm (Hull) plc
14.12.05	Transaction in Own Shares
14.12.05	Rule 8 disclosure - SkyePharma plc
14.12.05	Rule 8 disclosure - Balfour Beatty plc
14.12.05	Rule 8 disclosure - Prudential plc
14.12.05	Rule 8.3 disclosure - P & O
15.12.05	Transaction in Own Shares
15.12.05	Rule 8 disclosure - Balfour Beatty plc
15.12.05	Rule 8 disclosure - Low & Bonar plc
15.12.05	Rule 8 disclosure - Prudential plc
15.12.05	Director/PDMR Shareholding
16.12.05	Transaction in Own Shares
16.12.05	Rule 8 disclosures - P & O
16.12.05	Rule 8 disclosure - Prudential plc
19.12.05	Rule 8 disclosure - Prudential plc
19.12.05	Cancellation: Treasury Shares
20.12.05	Transaction in Own Shares
20.12.05	Rule 8 disclosure - Balfour Beatty plc
20.12.05	Rule 8 disclosure - SkyePharma plc
20.12.05	Rule 8 disclosure - Prudential plc
21.12.05	Transaction in Own Shares
21.12.05	Rule 8 disclosure - Prudential plc
21.12.05	Rule 8 disclosure - P & O
21.12.05	Rule 8 disclosure - SkyePharma plc
21.12.05	Director/PDMR Shareholding
22.12.05	Transaction in Own Shares
22.12.05	Rule 8 disclosure - SkyePharma plc
22.12.05	Rule 8 disclosure - Balfour Beatty plc
22.12.05	Director/PDMR Shareholding
22.12.05	Director/PDMR Shareholding
22.12.05	Director/PDMR Shareholding
23.12.05	Transaction in Own Shares
23.12.05	Rule 8 disclosure - Prudential plc
23.12.05	Rule 8 disclosure - P & O
23.12.05	Rule 8 disclosure - Balfour Beatty plc
23.12.05	Rule 8 disclosure - SkyePharma plc
28.12.05	Rule 8 disclosure - Prudential plc
29.12.05	Rule 8 disclosure - P & O
29.12.05	Rule 8 disclosure - SkyePharma plc
29.12.05	Rule 8 disclosure - Prudential plc
30.12.05	Rule 8 disclosure - Balfour Beatty plc

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s – Return of Allotment of	19,798 Shares registered on 01.12.05
1 Form 88(2)'s – Return of Allotment of	10,860 Shares registered on 02.12.05
1 Form 88(2)'s – Return of Allotment of	11,953 Shares registered on 05.12.05
1 Form 88(2)'s – Return of Allotment of	5,772 Shares registered on 06.12.05
1 Form 88(2)'s – Return of Allotment of	9,571 Shares registered on 07.12.05
1 Form 88(2)'s – Return of Allotment of	71,969 Shares registered on 08.12.05
1 Form 88(2)'s – Return of Allotment of	247,752 Shares registered on 09.12.05
1 Form 88(2)'s – Return of Allotment of	5,151 Shares registered on 12.12.05
1 Form 88(2)'s – Return of Allotment of	157,033 Shares registered on 13.12.05
1 Form 88(2)'s – Return of Allotment of	59,627 Shares registered on 14.12.05
1 Form 88(2)'s – Return of Allotment of	26,667 Shares registered on 15.12.05
1 Form 88(2)'s – Return of Allotment of	47,775 Shares registered on 16.12.05
1 Form 88(2)'s – Return of Allotment of	121,547 Shares registered on 19.12.05
1 Form 88(2)'s – Return of Allotment of	122,219 Shares registered on 20.12.05
1 Form 88(2)'s – Return of Allotment of	70,256 Shares registered on 21.12.05
1 Form 88(2)'s – Return of Allotment of	66,020 Shares registered on 22.12.05
1 Form 88(2)'s – Return of Allotment of	64,978 Shares registered on 23.12.05
1 Form 88(2)'s – Return of Allotment of	64,525 Shares registered on 28.12.05
1 Form 88(2)'s – Return of Allotment of	32,107 Shares registered on 29.12.05
1 Form 88(2)'s – Return of Allotment of	58,996 Shares registered on 30.12.05

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 01.11.05
Form 169A(2) - Return by a PLC cancelling Treasury Shares dated 01.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 02.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 03.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 11.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 14.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 21.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 23.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 25.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 28.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 29.11.05
Form 169(1B) - Return by a PLC cancelling Treasury Shares dated 29.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 30.11.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 01.12.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 02.12.05
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 05.12.05

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 01-Dec-05
Number	9390U

RNS Number:9390U
HBOS PLC
01 December 2005

HBOS plc

HBOS plc announces that on 30 November 2005 it purchased 500,000 of its ordinary shares at a price of 874.90 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,371,000 of its ordinary shares in Treasury and has a total of 3,837,959,284 ordinary shares (excluding shares held in Treasury) in issue.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:12 01-Dec-05
Number	9730U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	30 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,381,891(2.195%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,381,891(2.195%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	7,260	£5.305

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:15 01-Dec-05
Number	9734U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	30 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	23,600,556(3.143%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	23,600,556(3.143%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	86,200	£4.385

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - O2 plc
Released	11:16 01-Dec-05
Number	9739U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	30 November 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	87,734,156(1.001%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	87,734,156(1.001%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	10,130,000	£1.961

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index - Nov 05
Released	08:00 02-Dec-05
Number	0129V

Halifax House Price Index

National Index **November 2005**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 550.5 Monthly Change 1.2% Annual Change 4.5 %

Standardised Average Price (seasonally adjusted) £170,086

Key Points

- House prices increased by 1.2% in November. Overall, prices have increased by over the past six months.
- On an annual basis, house prices are up 4.5%, significantly below the 16.8% a growth rate recorded in November 2004.
- The number of mortgage approvals to fund house purchase increased for the successive month in October, according to the Bank of England. The number of loa 113,000, on a seasonally adjusted basis, was 35% higher than in October 2004.
- The high level of employment and good earnings growth continue to underpin ho demand.
- The slowdown in the UK economy over the past year and the historically high le house prices relative to average earnings are expected to curb the recent improvem housing demand and prevent another sustained period of sharply rising property valu

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 1.2% in November. Overall, prices have increased by 4.7% over the past six months. The high level of employment and good earnings growth continues to underpin housing demand.

The slowdown in UK economic growth over the past year and the historically high level of house prices relative to average earnings are, however, expected to curb the recent improvement in housing demand and prevent another sustained period of sharply rising property values."

Housing market activity improves

The number of mortgage approvals to fund house purchase increased for the fourth

of loans, at 113,000, on a seasonally adjusted basis, was 35% higher than in October 2004 and was at its highest level since May 2004.

Halifax Estate Agents have seen a rise in sales in recent months with sales higher than a year earlier for the first time this year in October.

Labour market strengthens

After a lull in employment growth in the second quarter of 2005, there was a improvement in labour market activity in the third quarter. The total number in employment rose by 123,000 in Quarter 3 2005 following an increase of only 12,000 growth in Quarter 2. Over the past year, the level of employment increased by 333,000 compared to an increase of 243,000 in the year to September 2004.

The UK economy is currently in a slower growth phase

Overall economic activity has grown for five consecutive quarters by 0.5% or less, which is below the economy's long-term historical rate of 0.6% per quarter. On an annual basis, GDP growth was 1.7% in Quarter 3 2005 compared with the long-term average of 2.5%. Nevertheless, this was still the 53rd consecutive quarter of growth in the UK economy.

The manufacturing sector has been the main source of weakness in the economy with a 0.1% fall in activity over the past year. The service sector, however, continues to grow with an increase in output of 2.3% over the year to Quarter 3 2005. Financial and business services had the strongest rate of growth for the year, at 3.1%. Construction activity was up 2.0% over the year to September 2005.

But signs of strengthening retail spending

Weaker spending on the high street has been one of the more visible signs of the slowdown in the UK economy in 2005, but recent data points to some stabilisation in retail trade. Sales have risen for three consecutive months up to September 2005, according to the latest ONS data, marking the first time this has happened since June 2004. Spending on household goods has also risen for three consecutive months following falls in six out of the previous twelve months to June 2005, a development that probably reflects the recent pick-up in the housing market.

NOTE: The 4.5% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

END

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:49 02-Dec-05
Number	0531V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	1 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	23,577,842(3.140%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	23,577,842(3.140%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	22,714	£4.420

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	11:51 02-Dec-05
Number	0539V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	1 December2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	71,306,209(9.460%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	71,306,209(9.460%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	2,251,000	£0.528

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:53 02-Dec-05
Number	0544V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	1 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	52,459,257(2.198%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,459,257(2.198%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	69,566	£5.216
Sale	14,147	£5.228
Purchase	18,338	£5.230
Sale	19	£5.220
Purchase	3,628	£5.205

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	11:57 02-Dec-05
Number	0550V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	1 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	87,808,168(1.001%)			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	87,808,168(1.001%)Nil			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	181,633	£1.960
Purchase	255,643	£1.963

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BPB plc
Released	11:59 02-Dec-05
Number	0554V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BPB plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 50p
Date of dealing	1 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8,109,233(1.614%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,109,233(1.614%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	14,557	£7.717

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	2 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:38 02-Dec-05
Number	0620V

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 10,000,000 Floating Rate Notes due December 2012, ISIN No. XS0234481652
http://www.rns-pdf.londonstockexchange.com/rns/0620v_-2005-12-2.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in

the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:40 02-Dec-05
Number	0624V

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 15,000,000 CMS Linked Notes due December 2025, ISIN No. XS0235874160

http://www.rns-pdf.londonstockexchange.com/rns/0624v_-2005-12-2.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	13:29 02-Dec-05
Number	0644V

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

JPY 1,400,000,000 Fixed Rate Notes due 20 November 2015, ISIN No. XS0237134621
http://www.rns-pdf.londonstockexchange.com/rns/0644v_-2005-12-2.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in

the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	17:16 02-Dec-05
Number	1031V

The following replaces the announcement released on 15th November 2005 at 16:05 Number 1782U. The resultant total of shares over which options were held by Shane O'Riordain was incorrectly reported as 82,694 shares and has now been amended to state the correct holding of 102,694 options. All other details remain unchanged and the amended text appears below.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

(a) Harry Baines

(b) Shane O'Riordain

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

14 November 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

10 November 2005

18. Period during which or date on which it can be exercised

30 June 2008

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

The individuals in 3. above have been granted contingent awards of shares (Retention Awards) under the HBOS plc Long Term Executive Bonus Plan (the 'Plan') as follows:

a. 30,000 Ordinary Shares of 25p each

b. 30,000 Ordinary Shares of 25p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A -Shares acquired under the Plan are acquired free of charge but subject to conditions as defined in the Rules of the Plan

22. Total number of *shares* or debentures over which options held following notification

a. 93,231

b. 102,694

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

14 November 2005

END

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- O2 plc
Released	12:27 05-Dec-05
Number	1417V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	O2 plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 0.1p
Date of dealing	2 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	72,976,096	(0.832%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	72,976,096	(0.832%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(3) Options and agreements to purchase/sell

Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,829,073	£1.960
Sale	3,000	£1.958

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:28 05-Dec-05
Number	1420V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	2 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	52,475,591	(2.199%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,475,591	(2.199%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(3) Options and agreements to purchase/sell

Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	16,334	£5.265

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	12:35 05-Dec-05
Number	1441V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	2 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	17,077,804	(2.275%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,077,804	(2.275%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,800	(0.003%)		

(3) Options and agreements to purchase/sell

Total 1,800 (0.003%)

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	38	£4.430
Sale	4,000,000	£4.600
Sale	2,717	£4.822
Sale	1,997,283	£4.8225
Sale	500,000	£4.835

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing,	Number of securities to which the	Exercise price	Type, e.g. American, European	Expiry date	Option moneypaid/received per unit (Note 5)

	varying etc.	option relates (Note 7)	etc.

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:24 05-Dec-05
Number	1413V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	2 December2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	70,083,209	(9.298%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	70,083,209	(9.298%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,223,000	£0.525

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Pre-closeTrading Statement
Released	07:01 06-Dec-05
Number	1844V

PRE-CLOSE TRADING STATEMENT 6 DECEMBER 2005

In advance of HBOS's close period for the 12 months ending 31 December 2005, this announcement covers the information that will be discussed in today's conference call for analysts and investors. This call will commence at 9.30am and can be accessed by using the details below:

Dial in number: 0870 241 3056 (UK)
0044-870-241-3056 or 0044-1296-480-180 (Int'l)
Passcode: 138774#

Overview

In the full year to 31 December 2005 we expect our performance to exceed market expectations for underlying earnings per share of 84.4p.

At this point in the economic cycle, our strategy of targeting high single digit growth in lending is delivering stable margins. Revenues are also benefiting from strong growth in insurance and investment sales and the continued strength of non-interest income in our banking businesses. Cost growth, excluding planned investments, is expected to be below 3% for the full year. Credit quality performance and provisioning are expected to be in line with our own and the market's expectations.

Capital ratios have strengthened during the year. We expect returns on equity for the Group to be well within our sustainable 19-20% range.

Divisional performance trends

During the second half, we moved to a new divisional organisation structure to reflect the growing importance of our international operations and the increasing strength of the distribution links between our UK retail banking, insurance and investment businesses. The 2005 Preliminary results will be reported in line with this new structure. In a separate announcement, we have

today released the Group's divisional results for 2004 and the first half of 2005, restated on the basis of the new structure.

Since the half year, our UK banking divisions have continued to choose measured growth with stable margins reinforced by non-interest income trends similar to those seen in the first half. In Retail, we are maintaining our cautious approach to the housing market despite the recent increase in activity. In Corporate, we are highly selective with no change to our risk appetite, despite increasing competition in an active market where credit conditions remain favourable. With costs firmly under control, we expect both divisions to make further progress on reducing their cost income ratios.

Sales performance in Insurance & investment is showing strong overall growth ahead of the market. Insurance volumes continue to benefit from third party sales and, as in previous periods, bancassurance is leading the way in Investment.

International is expected to extend the strong performance produced in the first half. We expect our International division to account for around 12-13% of total underlying PBT this year.

Credit performance

The Group's impairment charge is expected to be in line with market consensus. The level of impaired assets in Retail has continued the seasoning trends evident in the first half of the year and in line with the higher rate of asset growth enjoyed in past periods. Impairment provisioning continues to reflect the strong secured collateral in our mortgage book and the expected loss experience for unsecured. Corporate credit conditions are robust.

Capital Management

We continue to manage to our public targets for Tier 1 capital and dividend cover. We expect to substantially complete the £1bn share buyback programme before the end of 2005. The value of shares bought back to date is some £910m, of which 100m have already been cancelled.

We are also taking the opportunity today to accelerate our plans to eliminate the Group's pension funds actuarial deficit (£0.8bn 31/12/04) during the next five years and the IAS19 deficit (£1.8bn 31/12/04) over a maximum of ten years. This will include a substantial initial contribution and an increase in annual contributions thereafter. An estimate of the first five years of such contributions will be reflected in full as a regulatory deduction from Tier 1 capital as at 31 December 2005. This increase in pension contributions will

have no material impact on earnings.

Taking account of both the share buyback and our pensions strategy the Group's Tier 1 ratio is expected to be ahead of our 8% target at 31 December 2005 and overall capital strength is also expected to have increased year on year.

Outlook

Within the next 12 to 18 months we expect the UK economy to return to its trend rate of growth. We continue to expect further interest rate cuts as consumers' demand for credit is likely to remain subdued.

The trading outlook for HBOS continues to favour measured asset growth and tight cost control in order to sustain shareholder returns. We therefore expect to continue to generate substantial surplus capital. This will be returned to Shareholders through a further share buyback programme. As was the case for this year's £1bn programme, the share buyback for 2006 will initially be set at up to £750m.

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934.

These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, and competitive and general operating conditions.

Contact details

Investor Relations

Charles Wycks
Director of Investor Relations
07747 790456
(020) 7905 9600
charleswycks@hbosplc.com

John Hope
Director, Investor Relations
07836 701348
(020) 7905 9600
johnhope@hbosplc.com

Press Office

Shane O'Riordain

General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@hbosplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@hbosplc.com

END

Close

Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	Restated Divisional Results
Released	07:01 06-Dec-05
Number	1842V

PAGE 1

6 December 2005

HBOS plc Restated Divisional Comparatives for 2004 and for 2005 Interim Results

PAGE 2

Contents

PAGE 3

DIVISIONAL REORGANISATION

In June 2005, we announced that, during the second half of 2005, we would move to a new divisional organisation structure that reflects better both the growing importance of our overseas operations and the increasing strength of the distribution links between our UK retail banking, insurance and investment businesses. Our 2005 Preliminary Results will be reported in line with this new structure in March 2006 and this document provides a revised breakdown of the results for the half years to each of 30 June 2005, 30 June 2004, 31 December 2004 and the full year 2004.

There is no impact from the internal reorganisation on the Group Consolidated Balance Sheets and Income Statements previously published for 2005 Interim Results and for 2004. The Group Consolidated Balance Sheets and Income Statements reflect the accounting policies that the Directors have assumed will apply to the first annual IFRS Financial Statements for the year ended 31 December 2005. IAS 32, IAS 39 and IFRS 4 only became effective from 1 January 2005 and therefore the 2004 comparatives within this document are prepared on a 'pro forma' basis. This includes the impact of these standards with the exception of the income statement impact of derivative hedge accounting. Further details of the accounting policies are disclosed on page 57 of Interim Results 2005 which can be obtained on our website www.hbosplc.com.

The main changes to the divisional structure following the internal reorganisation are:

- The creation of a new operating division within International, called Europe & North America, encompassing the overseas businesses transferred from Retail, Insurance & Investment, and Corporate. The main businesses transferred are as follows:

From	Businesses transferred
Retail	BOS Netherlands and Banco Halifax Hispania.
Insurance & Investment	Clerical Medical Europe.
Corporate	Our European network of offices and our North American operations.

- The reporting of our Treasury operations and our Asset Management business, Insight Investment, as a combined "Treasury & Asset Management" division.
- The transfer of profits reported in respect of the distribution of repayment insurance from Insurance & Investment to Retail so as to reflect the combined marketing and distribution of repayment insurance as an integral part of our Retail personal lending and credit card products. Profit in respect of underwriting and claims management for all repayment insurance continues to be reported as part of Insurance & Investment.

A description of the businesses transferred is contained in the divisional commentaries.

Whilst restating for the new organisational structure, the opportunity has also been taken to restate the breakdown of our 2004 comparatives for International and Treasury & Asset Management following the transfer of responsibility for the treasury operations of BankWest from International to Treasury in the first half of 2005.

PAGE 4

DIVISIONAL REORGANISATION – SUMMARY

	As published [1]	Business transfers [2]	**Restated**
Half year to 30 June 2005	£m	£m	£m
Retail	1,002	86	**1,088**
Insurance & Investment	436	(132)	**304**
Corporate	757	(94)	**663**

Group Items	(99)		(99)
Underlying profit before tax (3)	2,359		2,359

Half year to 30 June 2004	£m	£m	£m
Retail	931	81	**1,012**
Insurance & Investment	283	(89)	**194**
Corporate	588	16	**604**
International	146	(11)	**135**
Treasury & Asset Management	137	3	**140**
Group Items	(96)		**(96)**
Underlying profit before tax (3)	**1,989**		**1,989**

Half year to 31 December 2004	£m	£m	£m
Retail	1,029	82	**1,111**
Insurance & Investment	486	(171)	**315**
Corporate	612	(45)	**567**
International	152	124	**276**
Treasury & Asset Management	125	10	**135**
Group Items	(97)		**(97)**
Underlying profit before tax (3)	**2,307**		**2,307**

Year ended 31 December 2004	£m	£m	£m
Retail	1,960	163	**2,123**
Insurance & Investment	769	(260)	**509**
Corporate	1,200	(29)	**1,171**
International	298	113	**411**
Treasury & Asset Management	262	13	**275**
Group Items	(193)		**(193)**
Underlying profit before tax (3)	**4,296**		**4,296**

(1) The results for the half years to June 2005, June 2004, December 2004 and for the year ended December 2004 are those that were published in the 2005 Interim Results on 3 August 2005.

(2) These amounts reflect the impact on the comparative results from the transfers of business between divisions, principally the transfer into International of the non-UK businesses of Retail, Corporate and Insurance & Investment and the transfer of profit on distribution of repayment insurance to Retail from Insurance & Investment.

(3) References to 'underlying' exclude merger integration costs, mortgage endowment compensation and goodwill impairment, as well as the effects of grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.

Key Divisional Statistics

	Half year ended 30.06.05 Published	**Business transfers**	**Half year ended 30.06.05 Restated**	Half year ended 30.06.04 Restated	Half year ended 31.12.04 Restated	Year ended 31.12.04 Restated
Retail						
Underlying profit before tax (£m)(1)	**1,002**	**86**	**1,088**	1,012	1,111	2,123
Gross mortgage lending (£bn)	**28.5**	**(0.9)**	**27.6**	32.1	34.7	66.8
Net mortgage lending (£bn)	**7.5**	**(0.6)**	**6.9**	8.4	9.2	17.6
Net mortgage lending market share (%)	**17**		**17**	17	17	17
Stock of mortgages market share (%)	**22**		**22**	23	22	22
Total deposit balances (£bn)	**129.7**	**(0.1)**	**129.6**	125.0	128.2	128.2
Share of UK Household Sector Liquid Assets (estimated) (%)	**16**		**16**	16	16	16
Total lending to customers (£bn)	**217.8**	**(4.3)**	**213.5**	197.6	205.8	205.8
Risk weighted assets (£bn)	**107.6**	**(2.5)**	**105.1**	101.2	103.5	103.5
Impairment losses as % of average advances (%)	**0.22**	**0.07**	**0.22**	0.17	0.17	0.34
Impairment provisions as % of						

impaired loans (%)	**29**	**59**	**29**	39	35	35
Impairment provisions as % of closing advances (%)	**0.74**	**0.23**	**0.75**	0.75	0.76	0.76
Impaired loans as % of closing advances (%)	**2.54**	**0.40**	**2.59**	1.90	2.19	2.19
Net interest margin (%)(2)(5)	**1.82**	**0.97**	**1.83**	1.84	1.86	1.85
Cost:income ratio (%)(3)	**41.7**	**2.5**	**40.3**	44.4	43.0	43.6
Insurance & Investment						
Underlying profit before tax (£m)(1)	**436**	**(132)**	**304**	194	315	509
Profit based on long term assumptions (£m)(4)	**388**	**(143)**	**245**	235	260	495
Insurance sales (gross written premiums £m)	**941**		**941**	840	892	1,732
Insurance policies in-force (000s)	**12,178**		**12,178**	9,502	9,987	9,987
Investment sales (effective premium income £m)	**707**	**(26)**	**681**	604	640	1,244
Total Group funds under management (£bn)	**91**	**(91)**				
Corporate						
Underlying profit before tax (£m)(1)	**757**	**(94)**	**663**	604	567	1,171
Total lending to customers (£bn)	**81.7**	**(5.4)**	**76.3**	70.2	73.2	73.2
Total deposits (£bn)	**42.0**	**(0.1)**	**41.9**	33.5	39.0	39.0
Risk weighted assets (£bn)	**96.1**	**(6.9)**	**89.2**	82.1	85.8	85.8
Impairment losses as % of average advances (%)	**0.32**	**1.12**	**0.26**	0.24	0.33	0.58
Impairment provisions as % of impaired loans (%)	**58**	**72**	**56**	54	53	53
Impairment provisions as % of closing advances (%)	**1.00**	**2.15**	**0.92**	1.11	0.97	0.97
Impaired loans as % of closing advances (%)	**1.72**	**2.98**	**1.63**	2.05	1.85	1.85
Net interest margin (%)(2)(5)	**2.45**	**6.05**	**2.18**	2.24	2.29	2.26
Cost:income ratio (%)(3)	**28.1**	**22.4**	**29.0**	29.9	31.7	30.8

Key Divisional Statistics

	Half year ended 30.06.05 Published	**Business transfers**	**Half year ended 30.06.05 Restated**	Half year ended 30.06.04 Restated	Half year ended 31.12.04 Restated	Year ended 31.12.04 Restated
International						
Underlying profit before tax (£m)(1)	**153**	**143**	**296**	135	276	411
Total lending to customers (£bn)	**26.8**	**9.7**	**36.5**	26.6	32.4	32.4
Total deposits (£bn)	**12.2**	**0.2**	**12.4**	8.3	10.0	10.0
Risk weighted assets (£bn)	**23.2**	**9.4**	**32.6**	25.9	29.5	29.5
Impairment losses as % of average advances (%)	**0.10**	**0.66**	**0.25**	0.42	0.24	0.62
Impairment provisions as % of impaired loans (%)	**44**	**71**	**53**	48	52	52
Impairment provisions as % of closing advances (%)	**0.60**	**1.30**	**0.79**	1.02	0.83	0.83
Impaired loans as % of closing advances (%)	**1.37**	**1.84**	**1.49**	2.14	1.60	1.60
Net interest margin (%)(2)(5)	**2.16**	**4.01**	**2.66**	2.26	2.54	2.41
Cost:income ratio (%)(3)	**48.1**	**25.0**	**37.8**	40.3	38.4	39.2

Investment sales (effective premium income £m)		**26**	**26**	30	107	137

Treasury & Asset Management

Underlying profit before tax (£m)(1)	**110**	**(3)**	**107**	140	135	275
Risk weighted assets (£bn)	**15.1**		**15.1**	12.1	15.0	15.0
Net interest margin (bps)(2)(5)	**8**		**8**	11	8	9
Cost:income ratio (%)(3)	**36.8**	**105.5**	**53.3**	42.4	44.7	43.5
Total Group funds under management (£bn)		**91**	**91**	81	87	87

(1) References to 'underlying' incorporate the following adjustments:

- Excluding merger integration costs, mortgage endowment compensation and goodwill impairment, as well as the effects of grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts; and
- Netting of operating lease depreciation, amounts written off fixed asset investments, movements in insurance and investment contract liabilities, changes in unallocated divisible surplus and claims paid (net of reinsurance) against income.

(2) Financial assets held for trading within treasury operations and debt securities designated as fair value through the income statement are excluded from the net interest margin calculation.

(3) The cost:income ratio is calculated on an underlying basis.

(4) Excluding the impact of short term fluctuations in investment returns and changes to economic assumptions for Long Term Assurance business accounted for on an embedded value basis.

(5) Annualised.

RETAIL

The businesses transferred from Retail to the Europe & North America operating division comprise Bank of Scotland Netherlands, our Dutch based mortgage business operating out of Amsterdam and Banco Halifax Hispania S.A., our Spanish retail banking subsidiary company based in Madrid.

BOS Netherlands
BOS Netherlands was founded in 1999 and is based in Amsterdam. It is a residential mortgage business that sells to the Dutch market both directly via the internet (11%) and indirectly via 2,500 agents (89%). The business is supported by outsourced call centres and processing activities. As a result of this operating model, BOS Netherlands is a low cost operator employing only 30 people.

Banco Halifax Hispania S.A. (BHH)
BHH is a wholly owned retail banking subsidiary of Halifax plc and was formed in 1993. BHH is supervised by the Bank of Spain, its lead regulator, and provides a full retail offering from its current 13 branches located across Spain. BHH is planning to open a further nine branches throughout Spain over the next 12 months bringing the total number of branches to 22 at the beginning of 2007.

BHH's main activity is retail banking for domestic and non-resident customers offering mortgages, personal loans, current accounts and fixed term deposits in euros.

Repayment Insurance Distribution Profits
Profits reported in respect of the distribution of repayment insurance by Retail have been transferred into the division from Insurance & Investment so as to reflect the combined marketing and distribution of repayment insurance as an integral part of our Retail personal lending and credit card products. The profit in respect of the underwriting and claims management of all repayment insurance continues to be reported in Insurance & Investment.

Financial Performance

Income Statement	**Half year ended 30.06.05 Published**	**Business transfers**	**Half year ended 30.06.05 Restated**	Half year ended 30.06.04 Restated	Half year ended 31.12.04 Restated	Year ended 31.12.04 Restated

	£m	£m	£m	£m	£m	£m
Net interest income	**1,982**	**(19)**	**1,963**	1,796	1,923	3,719
Non-interest income	**500**	**100**	**600**	539	595	1,134
Mortgages & Savings	**167**	**21**	**188**	182	174	356
Banking	**201**		**201**	149	169	318
Business Banking	**11**		**11**	9	10	19
Personal Loans	**14**	**46**	**60**	56	51	107
Credit Cards	**107**	**35**	**142**	127	146	273
Other	**24**	**(2)**	**22**	33	37	70
Fees and commission income	**524**	**100**	**624**	556	587	1,143
Fees and commission expense	**(33)**		**(33)**	(41)	(21)	(62)
Other operating income	**9**		**9**	24	29	53
Net operating income	**2,482**	**81**	**2,563**	2,335	2,518	4,853
Operating expenses	**(1,036)**	**2**	**(1,034)**	(1,036)	(1,082)	(2,118)
Staff	**(497)**	**2**	**(495)**	(489)	(516)	(1,005)
Accommodation, repairs and maintenance	**(4)**	**1**	**(3)**	(9)	(2)	(11)
Technology	**(36)**		**(36)**	(41)	(34)	(75)
Marketing and communication	**(92)**	**1**	**(91)**	(106)	(88)	(194)
Depreciation:						
Tangible and intangible fixed assets	**(33)**		**(33)**	(32)	(31)	(63)
Other	**(52)**	**(2)**	**(54)**	(56)	(87)	(143)
Sub total	**(714)**	**2**	**(712)**	(733)	(758)	(1,491)
Recharges:						
Technology	**(135)**		**(135)**	(133)	(133)	(266)
Accommodation	**(119)**		**(119)**	(115)	(135)	(250)
Other shared services	**(68)**		**(68)**	(55)	(56)	(111)
Operating profit before provisions	**1,446**	**83**	**1,529**	1,299	1,436	2,735
Impairment losses on loans and advances	**(473)**	**3**	**(470)**	(327)	(341)	(668)
Operating profit	**973**	**86**	**1,059**	972	1,095	2,067
Share of profits of associates and jointly controlled entities	**9**		**9**	17	16	33
Non-operating income	**20**		**20**	23		23
Underlying profit before tax	**1,002**	**86**	**1,088**	1,012	1,111	2,123
Impairment losses as a % of average advances	**0.22%**	**0.07%**	**0.22%**	0.17%	0.17%	0.34%
Cost:income ratio	**41.7%**	**2.5%**	**40.3%**	44.4%	43.0%	43.6%

Margins and Spreads

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads	**Half year 30.06.05 Published**	**Business transfers**	**Half year ended 30.06.05 Restated**	Half year ended 30.06.04 Restated	Half year ended 31.12.04 Restated	e 31.' Res
	£m	**£m**	**£m**	£m	£m	
Net Interest Income:						
Interest receivable	**6,754**	**(132)**	**6,622**	5,310	6,241	1'
Interest payable	**(4,850)**	**115**	**(4,735)**	(3,586)	(4,391)	(7
Capital earnings	**78**	**(2)**	**76**	72	73	
	1,982	**(19)**	**1,963**	1,796	1,923	:
Average Balances:						
Interest earning assets						
- securitised	**29,904**	**(72)**	**29,832**	18,963	25,443	2:
- other	**189,986**	**(3,882)**	**186,104**	177,149	180,274	17(
Total interest earning assets	**219,890**	**(3,954)**	**215,936**	196,112	205,717	20(
Interest bearing liabilities						
- deposits	**129,836**	**(99)**	**129,737**	124,438	127,920	12(
- securitised	**29,904**	**(72)**	**29,832**	18,963	25,443	2:
- other	**60,150**	**(3,783)**	**56,367**	52,711	52,354	5:
Total interest bearing liabilities	**219,890**	**(3,954)**	**215,936**	196,112	205,717	20(

Average Rates:	%	%	%	%	%
Gross yield on interest earning assets	6.20	6.73	6.18	5.45	6.04
Cost of interest bearing liabilities	(4.45)	(5.86)	(4.42)	(3.68)	(4.25)
Net Interest Spread	1.75	0.87	1.76	1.77	1.79
Capital earnings	0.07	0.10	0.07	0.07	0.07
Net Interest Margin	1.82	0.97	1.83	1.84	1.86

Balance Sheet and Asset Quality Information	**As at 30.06.05 Published**	**Business transfers**	**As at 30.06.05 Restated**	As at 30.06.04 Restated	As at 31.12.04 Restated
Loans & advances to customers	**£217.8bn**	**(£4.3bn)**	**£213.5bn**	£197.6bn	£205.8bn
Classification of loans and advances*:	**%**	**%**	**%**	%	%
Home mortgages	**92**	**100**	**92**	92	92
Other personal lending:					
Secured Personal Loans	**1**		**1**	1	1
Unsecured Personal Loans	**3**		**3**	3	3
Credit cards	**3**		**3**	3	3
Banking	**1**		**1**	1	1
Total	**100**	**100**	**100**	100	100
Impairment provisions on loans and advances	**£m**	**£m**	**£m**	£m	£m
Secured	**381**	**(10)**	**371**	310	316
Unsecured	**1,240**		**1,240**	1,164	1,240
	1,621	**(10)**	**1,611**	1,474	1,556
Impairment provisions as a % of closing advances	**%**	**%**	**%**	%	%
Secured	**0.19**	**0.23**	**0.19**	0.17	0.17
Unsecured	**7.21**		**7.21**	7.63	7.79
Total	**0.74**	**0.23**	**0.75**	0.75	0.76
Impairment provisions as a % of impaired loans	**%**	**%**	**%**	%	%
Secured	**10**	**59**	**10**	14	12
Unsecured	**67**		**67**	75	70
Total	**29**	**59**	**29**	39	35
Impaired loans	**£m**	**£m**	**£m**	£m	£m
Secured	**3,697**	**(17)**	**3,680**	2,190	2,741
Unsecured	**1,840**		**1,840**	1,557	1,761
	5,537	**(17)**	**5,520**	3,747	4,502
Impaired loans as a % of closing advances	**%**	**%**	**%**	%	%
Secured	**1.84**	0.40	**1.87**	1.20	1.45
Unsecured	**10.70**		**10.70**	9.85	10.80
Total	**2.54**	0.40	**2.59**	1.90	2.19
Total risk weighted assets	**£107.6bn**	**(£2.5bn)**	**£105.1bn**	£101.2bn	£103.5bn
Total customer deposits	**£129.7bn**	**(£0.1bn)**	**£129.6bn**	£125.0bn	£128.2bn

* Before impairment provisions.

The transfers to/from Retail are summarised below:

Summary of Transfers	**Half year ended 30.06.05**	Half year ended 30.06.04	Half year ended 31.12.04	Year ended 31.12.04

	£m	£m	£m	£m
Published underlying profit before tax	**1,002**	931	1,029	1,960
Transfer to:				
International	**(13)**	(10)	(8)	(18)
Transfer from:				
Insurance & Investment	**99**	91	90	181
Restated underlying profit before tax	**1,088**	1,012	1,111	2,123

Retail profits in the first half of 2005 increased by 8% to £1,088m on the restated basis.

Taken in aggregate, Key Performance Indicators ('KPIs') for Retail are not materially affected by the transfer of the two international businesses to Europe & North America because they are small relative to the overall size of Retail with combined profits for the first half of 2005 of just 1% of the total. Both businesses are predominantly mortgage based with a combined book of £4.3bn at June 2005 which represents around 2% of the overall Retail loans to customers.

The reporting of repayment insurance distribution profits in Retail has the effect of improving the Retail cost:income ratio from 41.7% to 40.3% in the first half of 2005.

INSURANCE & INVESTMENT

As part of the new divisional structure, responsibility for Clerical Medical Europe (CME) has been transferred to our Europe & North America operating division and responsibility for our Asset Management business, Insight Investment, has transferred to our Treasury & Asset Management Division.

CME grew organically from the mid 1990's. The main activity of CME is the sale of with profits long term assurance products through intermediaries in Germany, Austria, Italy and Spain, with Germany accounting for the largest proportion of sales. The business is written from the Maastricht and Milan branches of the Clerical Medical Investment Group.

All with profits funds are invested in the Clerical Medical Offshore With Profits Fund, run from the Isle of Man. The funds business has benefited from the growth of CME's business and now comprises two SICAV's with €6.5 billion of funds under management.

During the second half of 2005, the acquisition of Heidelberger Leben (previously known as MLP Life) was completed. Based in Heidelberg, this life assurance company will enable CME to expand the range of unit linked investment products it offers to intermediaries, as well as continuing to provide such products to the sales network of MLP AG as part of a long term distribution agreement.

In addition to the transfer of International business, the profits reported in respect of the distribution of repayment insurance by Retail have been transferred from Insurance & Investment into Retail so as to reflect the combined marketing and distribution of repayment insurance as an integral part of our Retail personal lending and credit card products. The profit in respect of the underwriting and claims management of all repayment insurance continues to be reported in Insurance & Investment.

Financial Performance

Income Statement	**Half year ended 30.06.05 Published £m**	**Business transfers £m**	**Half year ended 30.06.05 Restated £m**	Half year ended 30.06.04 Restated £m	Half year ended 31.12.04 Restated £m	Year ended 31.12.04 Restated £m
Net interest income	**16**	**(1)**	**15**	15	31	46
Non-interest income	**5,160**	**(171)**	**4,989**	2,182	5,258	7,440
Fees and commission income	**251**	**(137)**	**114**	143	118	261
Fees and commission expense	**(439)**	**20**	**(419)**	(328)	(424)	(752)
Earned premiums on insurance contracts (net of reinsurance)	**2,176**	**(87)**	**2,089**	1,180	2,095	3,275
Change in value of in-force long term assurance business	**136**	**(2)**	**134**	(112)	116	4
Investment and other operating income	**3,036**	**35**	**3,071**	1,299	3,353	4,652
Net operating income	**5,176**	**(172)**	**5,004**	2,197	5,289	7,486

Operating expenses	(4,729)	40	(4,689)	(1,989)	(4,963)	(6,952)
Staff	**(201)**	**40**	**(161)**	(179)	(193)	(372)
Accommodation, repairs and maintenance	**(9)**	**1**	**(8)**	(12)	(8)	(20)
Technology	**(15)**	**1**	**(14)**	(22)	(28)	(50)
Marketing and communication	**(22)**	**4**	**(18)**	(22)	(22)	(44)
Depreciation:						
Tangible and intangible fixed assets	**(34)**	**3**	**(31)**	(37)	(42)	(79)
Other	**(129)**	**27**	**(102)**	(37)	(111)	(148)
Sub total	**(410)**	**76**	**(334)**	(309)	(404)	(713)
Recharges:						
Technology	**(24)**		**(24)**	(15)	(23)	(38)
Accommodation	**(18)**	**3**	**(15)**	(10)	(20)	(30)
Other shared services	**(7)**	**1**	**(6)**	(9)	(10)	(19)
Underlying operating expenses	**(459)**	**80**	**(379)**	(343)	(457)	(800)
Change in investment contract liabilities	**(1,615)**	**(105)**	**(1,720)**	(71)	(1,626)	(1,697)
Claims paid on insurance contracts (net of reinsurance)	**(1,168)**	**42**	**(1,126)**	(1,027)	(1,306)	(2,333)
Change in insurance contract liabilities	**(1,264)**	**23**	**(1,241)**	(548)	(1,574)	(2,122)
Change in unallocated divisible surplus	**(223)**		**(223)**			
Amounts written off fixed asset investments					1	1
Operating profit	**447**	**(132)**	**315**	208	327	535
Share of losses of associates and jointly controlled entities	**(11)**		**(11)**	(14)	(12)	(26)
Underlying profit before tax	**436**	**(132)**	**304**	194	315	509

The transfers from Insurance & Investment to other divisions are summarised below:

Summary of Transfers	**Half year ended 30.06.05 £m**	Half year ended 30.06.04 £m	Half year ended 31.12.04 £m	Year ended 31.12.04 £m
Published underlying profit before tax	**436**	283	486	769
Transfers to:				
Retail	**(99)**	(91)	(90)	(181)
International	**(36)**		(76)	(76)
Treasury & Asset Management	**3**	2	(5)	(3)
Restated underlying profit before tax	**304**	194	315	509

Restated underlying profits in Insurance & Investment in the first half of 2005 increased by 57% to £304m with Insurance profits up 30% to £134m and Investment profits up 87% to £170m.

Insurance Business

Insurance results have been restated to reflect the transfer of profits reported on the distribution of repayment insurance by Retail. The profit in respect of the underwriting and claims management of all repayment insurance continues to be reported in Insurance & Investment.

Financial Performance

Income Statement	**Half year ended 30.06.05 Published £m**	**Business transfers £m**	**Half year ended 30.06.05 Restated £m**	Half year ended 30.06.04 Restated £m	Half year ended 31.12.04 Restated £m	Year ended 31.12.04 Restated £m
Net interest income	**44**		**44**	35	46	81
Non-interest income	**451**	**(104)**	**347**	227	294	521
Fees and commission income	**80**	**(68)**	**12**	65		65
Fees and commission expense	**(232)**	**(36)**	**(268)**	(176)	(178)	(354)
Earned premiums on insurance						

contracts (net of reinsurance)	596		596	313	381	694
Change in value of in-force long term assurance business	**5**		**5**	5	3	8
Investment and other operating Income	**2**		**2**	20	88	108
Net operating income	**495**	**(104)**	**391**	262	340	602
Operating expenses	**(251)**	**5**	**(246)**	(145)	(205)	(350)
Underlying operating expenses	**(64)**	**5**	**(59)**	(46)	(70)	(116)
Claims paid on insurance contracts (net of reinsurance)	**(187)**		**(187)**	(99)	(135)	(234)
Operating Profit	**244**	**(99)**	**145**	117	135	252
Share of losses of associates and jointly controlled entities	**(11)**		**(11)**	(14)	(13)	(27)
Underlying profit before tax	**233**	**(99)**	**134**	103	122	225

An analysis of the embedded value contribution for our UK and European investment businesses is set out on page 34.

Investment Business

The Investment business figures have been restated to allow for the transfer of Clerical Medical Europe to our Europe & North America operating division and the transfer of our Asset Management business, Insight Investment, to the Treasury & Asset Management Division.

Financial Performance

Income Statement	**Half year ended 30.06.05 Published £m**	**Business transfers £m**	**Half year ended 30.06.05 Restated £m**	Half year ended 30.06.04 Restated £m	Half year ended 31.12.04 Restated £m	Year ended 31.12.04 Restated £m
Net interest income	**(28)**	**(1)**	**(29)**	(20)	(15)	(35)
Non-interest income	**4,709**	**(67)**	**4,642**	1,955	4,964	6,919
Fees and commission income	**171**	**(69)**	**102**	78	118	196
Fees and commission expense	**(207)**	**56**	**(151)**	(152)	(246)	(398)
Earned premiums on insurance contracts (net of reinsurance)	**1,580**	**(87)**	**1,493**	867	1,714	2,581
Change in value of in-force long term assurance business	**131**	**(2)**	**129**	(117)	113	(4)
Investment and other operating income	**3,034**	**35**	**3,069**	1,279	3,265	4,544
Net operating income	**4,681**	**(68)**	**4,613**	1,935	4,949	6,884
Operating expenses	**(4,478)**	**35**	**(4,443)**	(1,844)	(4,758)	(6,602)
Underlying operating expenses	**(395)**	**75**	**(320)**	(297)	(387)	(684)
Change in investment contract liabilities	**(1,615)**	**(105)**	**(1,720)**	(71)	(1,626)	(1,697)
Claims paid on insurance contracts (net of reinsurance)	**(981)**	**42**	**(939)**	(928)	(1,171)	(2,099)
Change in insurance contract liabilities	**(1,264)**	**23**	**(1,241)**	(548)	(1,574)	(2,122)
Change in unallocated divisible surplus	**(223)**		**(223)**			
Amounts written off fixed asset investments					1	1
Operating profit	**203**	**(33)**	**170**	91	192	283
Share of profits of associates and jointly controlled entities					1	1
Underlying profit before tax	**203**	**(33)**	**170**	91	193	284
Comprising:						
Short term fluctuations	**48**	**11**	**59**	(41)	55	14
Underlying profit before tax and before short term fluctuations	**155**	**(44)**	**111**	132	138	270

Underlying profits in the Investment business in the first half of 2005 increased by 87% to £170m compared to the first half of 2004. Investment profits based on long term assumptions, however, fell by 16% to £111m,

mainly due to the impact of favourable experience adjustments on the H1 2004 result.

Short term fluctuations in investment returns in the first half of 2005 were £59m positive, compared to £41m negative in the first half of 2004, as a result of a fall in gilt yields and a rising stock market.

An analysis of the embedded value contribution for our UK and European investment businesses is set out on page 34.

Operational performance

Effective Premium Income ('EPI') in respect of Clerical Medical Europe is reported separately within the International section of this document. EPI in respect of the UK Investment businesses is shown in the table below.

Investment Sales	**Half year ended 30.06.05 Total EPI Published £m**	**Business Transfers £m**	**Half year ended 30.06.05 Total EPI Restated £m**	Half year ended 30.06.04 Total EPI Restated £m	Half year ended 31.12.04 Total EPI Restated £m	Year ended 31.12.04 Total EPI Restated £m
Life	**285**	**(25)**	**260**	211	308	519
Pensions	**223**	**(1)**	**222**	222	194	416
Collective Investments	**199**		**199**	171	138	309
Total	**707**	**(26)**	**681**	604	640	1,244
Bancassurance	**371**		**371**	316	369	685
Intermediary	**232**	**(26)**	**206**	198	184	382
Wealth Management	**104**		**104**	90	87	177
Total	**707**	**(26)**	**681**	604	640	1,244
Insurance Contracts*	**218**	**(26)**	**192**	182	156	338
Investment Contracts	**489**		**489**	422	484	906
Total	**707**	**(26)**	**681**	604	640	1,244

* Accounted for on an Embedded Value basis.

New business profitability for our UK and European investment businesses is shown on page 34.

CORPORATE

As part of the new divisional structure, responsibility for our European network of offices and our North American operations, including our New York Branch, BoS (USA) Inc. and its subsidiary Drive Financial Services, has been transferred to our Europe & North America operating division.

Corporate Europe
Corporate Europe comprises mainland European offices in Amsterdam, Antwerp, Frankfurt, Madrid and Paris, together with a controlling office based in Edinburgh. These branches are headed up by a Head of Country and are staffed with origination teams covering Structured Finance, Real Estate and general corporate banking.

The Corporate Europe portfolio comprises a combination of asset finance (12%), infrastructure finance (3%), project finance (21%), real estate (24%) and the remainder (40%) is made up of general corporate transactions.

Corporate North America
In America there are two main businesses; a New York Branch, which is supported by regional offices, and BoS (USA) Inc.

The New York Branch is the controlling 'hub' for corporate business in North America. It is supported by seven regional offices strategically located across the U.S. in Boston, Chicago, Houston, Los Angeles, Minneapolis, New York and Seattle.

BoS (USA) Inc. is a non-bank financial company based in New York. The company provides senior debt, subordinated debt and equity funding. As part of its equity investment activities, BoS (USA) Inc., holds our

ownership interests in Drive Financial Services (64.5%) which is now fully consolidated into our results. Drive Financial Services commenced business in its current form in August 2000 and is located in Dallas, Texas. Drive is a U.S. national consumer finance company specialising in purchasing and servicing sub-prime automobile contracts distributed by franchised motor vehicle dealerships. Drive is currently growing its core sub-prime business as well as rolling out Overdrive, its 'near prime' product initiative.

Financial Performance

Income Statement	**Half year ended 30.06.05 Published £m**	**Business transfers £m**	**Half year ended 30.06.05 Restated £m**	Half year ended 30.06.04 Restated £m	Half year ended 31.12.04 Restated £m	Year ended 31.12.04 Restated £m
Net interest income	**1,010**	**(177)**	**833**	788	829	1,617
Non-interest income	**676**	**(22)**	**654**	470	494	964
Commitment fees	**24**	**(1)**	**23**	20	16	36
Guarantee fees	**16**	**(1)**	**15**	11	12	23
International fees	**19**		**19**	13	15	28
Transaction fees	**31**		**31**	31	42	73
Other	**94**	**(11)**	**83**	42	67	109
Fees and commission income	**184**	**(13)**	**171**	117	152	269
Fees and commission expense	**(25)**		**(25)**	(19)	(25)	(44)
Profit on sale of investment securities	**79**		**79**	52	39	91
Operating lease rental income	**340**	**(4)**	**336**	294	304	598
Other operating income	**98**	**(5)**	**93**	26	24	50
Net operating income	**1,686**	**(199)**	**1,487**	1,258	1,323	2,581
Operating expenses	**(685)**	**47**	**(638)**	(517)	(555)	(1,072)
Staff	**(215)**	**27**	**(188)**	(172)	(192)	(364)
Accommodation, repairs and maintenance	**(5)**	**4**	**(1)**	(2)	(1)	(3)
Technology	**(7)**		**(7)**	(8)	(13)	(21)
Marketing and communication	**(16)**	**1**	**(15)**	(11)	(16)	(27)
Depreciation:						
Tangible and intangible fixed assets	**(12)**	**1**	**(11)**	(10)	(11)	(21)
Operating lease assets	**(299)**	**3**	**(296)**	(203)	(208)	(411)
Other	**(53)**	**11**	**(42)**	(35)	(40)	(75)
Subtotal	**(607)**	**47**	**(560)**	(441)	(481)	(922)
Recharges:						
Technology	**(25)**		**(25)**	(28)	(19)	(47)
Accommodation	**(22)**		**(22)**	(19)	(22)	(41)
Other shared services	**(31)**		**(31)**	(29)	(33)	(62)
Amounts written off fixed asset investments	**(12)**		**(12)**	(6)	(19)	(25)
Operating profit before provisions	**989**	**(152)**	**837**	735	749	1,484
Impairment losses on loans and advances	**(256)**	**58**	**(198)**	(161)	(240)	(401)
Operating profit	**733**	**(94)**	**639**	574	509	1,083
Share of profits of associates and jointly controlled entities	**24**		**24**	30	58	88
Underlying profit before tax	**757**	**(94)**	**663**	604	567	1,171
Net interest margin	**2.45%**	**6.05%**	**2.18%**	2.24%	2.29%	2.26%
Net interest spread	**2.31%**	**5.91%**	**2.03%**	2.09%	2.09%	2.09%
Impairment losses as a % of average advances	**0.32%**	**1.12%**	**0.26%**	0.24%	0.33%	0.58%
Cost:income ratio	**28.1%**	**22.4%**	**29.0%**	29.9%	31.7%	30.8%

Balance Sheet and Asset Quality Information	**As at 30.06.05 Published**	**Business transfers**	**As at 30.06.05 Restated**	As at 30.06.04 Restated	As at 31.12.04 Restated

Loans and advances to customers	**£81.7bn**	**(£5.4bn)**	**£76.3bn**	£70.2bn	£73.2bn
Impairment provisions on loans and advances	**£816m**	**(£116m)**	**£700m**	£781m	£711m
Impairment provisions as a % of closing advances	**1.00%**	**2.15%**	**0.92%**	1.11%	0.97%
Classification of loans and advances*:	**%**	**%**	**%**	%	%
Agriculture, forestry and fishing	**1**		**1**	1	1
Energy	**1**		**1**	1	1
Manufacturing industry	**7**		**7**	9	6
Construction and property:					
Property investment	**21**		**23**	24	23
Property development	**5**		**5**	5	5
Housing associations	**3**		**3**	4	3
Housebuilders	**3**		**3**	3	3
Other property	**2**		**2**	4	2
Hotels, restaurants and wholesale and retail trade	**10**	**5**	**11**	10	9
Transport, storage and communication	**5**		**5**	2	6
Financial	**9**	**4**	**9**	7	11
Other services	**17**		**19**	21	19
Individuals	**3**	**13**	**2**	3	3
Overseas residents	**13**	**78**	**9**	6	8
Total	**100**	**100**	**100**	100	100
Impaired loans	**£1,402m**	**(£161m)**	**£1,241m**	£1,437m	£1,354m
Impaired loans as % of closing advances	**1.72%**	**2.98%**	**1.63%**	2.05%	1.85%
Impairment provisions as % of impaired loans	**58%**	**72%**	**56%**	54%	53%
Total risk weighted assets	**£96.1bn**	**(£6.9bn)**	**£89.2bn**	£82.1bn	£85.8bn
Total customer deposits	**£42.0bn**	**(£0.1bn)**	**£41.9bn**	£33.5bn	£39.0bn

* Before impairment provisions.

The transfer from Corporate to International is summarised below:

Summary of Transfer	**Half year ended 30.06.05 £m**	Half year ended 30.06.04 £m	Half year ended 31.12.04 £m	Year ended 31.12.04 £m
Published underlying profit before tax	**757**	588	612	1,200
Transfer to:				
International	**(94)**	16	(45)	(29)
Restated underlying profit before tax	**663**	604	567	1,171

The combined profits of the businesses transferred to Europe & North America represented 12% of the profits of Corporate for the first half of 2005 and 7% of the lending to customers.

The combined margin of the business transferred was 6.05% for the six months to June 2005. This has resulted in a 27bps margin reduction in Corporate on restatement compared to a 7bps reduction in the first half of 2004 and a 14bps in the second half of 2004. The movement in the margin following restatement, from the half year ended 31 December 2004 was as follows:

Movement in Margin	**Basis Points**
Net interest margin for the half year ended 31 December 2004 (restated)	229
Lending margins	(5)
Deposit margins	(1)
Capital earnings	(5)

Net interest margin for the half year ended 30 June 2005 (restated) 218

The operating expenses transferred to Europe & North America in the first half of 2005 were higher than for other periods reflecting the impact of Drive being fully consolidated for the six months. The impairment losses transferred include the impact of a single loan default of £37m in Europe in the first half of 2004.

PAGE 21

INTERNATIONAL

The International Division figures now include the businesses transferred to Europe & North America from Retail, Insurance & Investment and Corporate. In addition, we have restated 2004 comparatives to reflect the transfer of BankWest's treasury operations from our Australia operating division to the Treasury & Asset Management division in early 2005.

To aid comparison and to reflect the multi-currency nature of our International Division, we now report our International Division's results in Sterling. The exchange rates used for this conversion are set out in a separate table below.

It is our practice to hedge the currency risk associated with profits from our International operations, the effect of which is included in the operating divisions' results.

Financial Performance

Income Statement	**Half year ended 30.06.05 Published £m**	**Business transfers £m**	**Half year ended 30.06.05 Restated £m**	Half year ended 30.06.04 Restated £m	Half year ended 31.12.04 Restated £m	Year ended 31.12.04 Restated £m
Net interest income	**280**	**196**	**476**	324	404	728
Non-interest income	**72**	**39**	**111**	(9)	440	431
Fees and commission income	**58**	**24**	**82**	54	55	109
Fees and commission expense	**(4)**	**(47)**	**(51)**	(26)	(57)	(83)
Earned premiums on insurance contracts (net of reinsurance)		**87**	**87**	62	101	163
Change in value of in-force long term assurance business		**2**	**2**	4	104	108
Operating lease rental income	**12**	**4**	**16**	11	9	20
Investment and other operating income	**6**	**(31)**	**(25)**	(114)	228	114
Net operating income	**352**	**235**	**587**	315	844	1,159
Operating expenses	**(174)**	**(31)**	**(205)**	(74)	(499)	(573)
Staff	**(89)**	**(37)**	**(126)**	(90)	(112)	(202)
Accommodation, repairs and maintenance	**(14)**	**(6)**	**(20)**	(11)	(16)	(27)
Technology	**(8)**		**(8)**	(5)	(2)	(7)
Marketing and communication	**(12)**	**(3)**	**(15)**	(11)	(17)	(28)
Depreciation:						
Tangible and intangible fixed assets	**(8)**	**(3)**	**(11)**	(9)	(12)	(21)
Operating lease assets	**(10)**	**(3)**	**(13)**	(9)	(8)	(17)
Claims payable	**(1)**		**(1)**		(1)	(1)
Other	**(32)**	**(19)**	**(51)**	(36)	(55)	(91)
Subtotal	**(174)**	**(71)**	**(245)**	(171)	(223)	(394)
Recharges:						
Technology					(1)	(1)
Underlying operating expenses	**(174)**	**(71)**	**(245)**	(171)	(224)	(395)
Change in investment contract liabilities		**105**	**105**	122	(178)	(56)
Claims paid on insurance contracts (net of reinsurance)		**(42)**	**(42)**	(10)	(44)	(54)
Change in insurance contract liabilities		**(23)**	**(23)**	(15)	(53)	(68)
Amounts written off fixed asset investments	**(2)**		**(2)**	(1)		(1)
Operating profit before provisions	**176**	**204**	**380**	240	345	585
Impairment losses on loans and advances	**(24)**	**(61)**	**(85)**	(114)	(72)	(186)
Share of profits of associates and jointly controlled entities	**1**		**1**	9	3	12
Underlying profit before tax	**153**	**143**	**296**	135	276	411

Net interest margin	**2.16%**	**4.01%**	**2.66%**	2.26%	2.54%	2.41%
Impairment losses as a % of average advances	**0.10%**	**0.66%**	**0.25%**	0.42%	0.24%	0.62%
Cost:income ratio	**48.1%**	**25.0%**	**37.8%**	40.3%	38.4%	39.2%

The overseas currency earnings are converted to Sterling monthly, at the average exchange rate for the month. The average exchange rates for the respective reporting periods were:

	Half year ended 30.06.05	Half year ended 30.06.04	Half year ended 31.12.04	Year ended 31.12.04
£1 : Australian Dollar	**2.42261**	2.46780	2.51289	2.49120
£1 : Euro	**1.45823**	1.48454	1.46357	1.47413

The closing exchange rates used in the conversion of the overseas balance sheets were:

	30.06.05	30.06.04	31.12.04
£1 : Australian Dollar	**2.35265**	2.60672	2.48007
£1 : Euro	**1.48261**	1.48901	1.41808

Balance Sheet and Asset Quality Information	**As at 30.06.05 Published**	**Business transfers**	**As at 30.06.05 Restated**	As at 30.06.04 Restated	As at 31.12.04 Restated
Loans and advances to customers	**£26.8bn**	**£9.7bn**	**£36.5bn**	£26.6bn	£32.4bn
Impairment provisions on loans and advances	**£161m**	**£126m**	**£287m**	£272m	£269m
Impairment provisions as a % of closing advances	**0.60%**	**1.30%**	**0.79%**	1.02%	0.83%
Classification of loans and advances*:	**%**	**%**	**%**	%	%
Agriculture, forestry and fishing	**2**		**1**	1	1
Energy	**1**		**1**	1	1
Manufacturing industry	**4**		**3**	3	4
Construction and property	**23**		**17**	16	15
Hotels, restaurants and wholesale and retail trade	**11**	**3**	**9**	11	10
Transport, storage and communication	**3**		**2**	2	1
Financial	**2**	**2**	**2**	3	4
Other services etc.	**9**		**6**	7	6
Individuals: Home Mortgages	**34**	**44**	**37**	32	35
Other Personal lending	**7**	**7**	**7**	6	7
Overseas residents	**4**	**44**	**15**	18	16
	100	**100**	**100**	100	100
Impaired loans	**£366m**	**£178m**	**£544m**	£569m	£519m
Impaired loans as a % of closing advances	**1.37%**	**1.84%**	**1.49%**	2.14%	1.60%
Impairment provisions as a % of impaired loans	**44%**	**71%**	**53%**	48%	52%
Total risk weighted assets	**£23.2bn**	**£9.4bn**	**£32.6bn**	£25.9bn	£29.5bn
Total customer deposits	**£12.2bn**	**£0.2bn**	**£12.4bn**	£8.3bn	£10.0bn

- Before impairment provisions.

Australia

Our Australian business is unaffected by the new organisational structure. We have, however, restated the 2004 comparatives to allow for the transfer of BankWest's treasury operations to our Treasury & Asset Management division in early 2005 and now show the reported results in Sterling rather than Australian Dollars.

Financial Performance

Income Statement	**Half year ended 30.06.05 Published A$m**	**Converted £m**	**Allocation of currency hedge £m**	**Half year ended 30.06.05 £m**	Half year ended 30.06.04 Restated £m	Half year ended 31.12.04 Restated £m
Net interest income	**451**	**186**		**186**	154	184
Non-interest income	**141**	**59**	**(4)**	**55**	46	43
Fees and commission income	**121**	**50**		**50**	38	42
Fees and commission expense	**(7)**	**(2)**		**(2)**	(3)	(9)
Operating lease rental income	**11**	**5**		**5**	3	4
Other operating income	**16**	**6**	**(4)**	**2**	8	6
Net operating income	**592**	**245**	**(4)**	**241**	200	227
Operating expenses	**(301)**	**(125)**		**(125)**	(93)	(126)
Underlying operating expenses	**(292)**	**(120)**		**(120)**	(91)	(122)
Operating lease depreciation	**(8)**	**(4)**		**(4)**	(2)	(3)
Claims payable	**(1)**	**(1)**		**(1)**		(1)
Operating profit before provisions	**291**	**120**	**(4)**	**116**	107	101
Impairment losses on loans and advances	**(38)**	**(16)**		**(16)**	(9)	(10)
Share of profits of associates and jointly controlled entities	**3**	**2**		**2**	1	1
Underlying profit before tax	**256**	**106**	**(4)**	**102**	99	92
Net interest margin	**2.39%**			**2.39%**	2.42%	2.40%
Impairment losses as a % average advances	**0.10%**			**0.10%**	0.07%	0.07%
Cost:income ratio	**50.1%**			**50.8%**	46.0%	54.7%

PAGE 24

Balance Sheet and Asset Quality Information	**As at 30.06.05 Published**	**As at 30.06.05**	As at 30.06.04 Restated	As at 31.12.04 Restated
Loans and advances to customers	**A$39.8bn**	**£16.9bn**	£12.7bn	£14.6bn
Impairment provisions on loans and advances	**A$201m**	**£86m**	£70m	£71m
Impairment provisions as a % of closing advances	**0.51%**	**0.51%**	0.55%	0.49%
Classification of loans and advances*:	**%**	**%**	%	%
Agriculture, forestry and fishing	**3**	**3**	3	3
Energy	**1**	**1**	3	3
Manufacturing industry	**3**	**3**	4	3
Construction and property	**25**	**25**	22	21
Hotels, restaurants and wholesale and retail trade	**7**	**7**	8	8
Transport, storage and communication	**3**	**3**	2	2
Financial	**3**	**3**	3	7
Other services etc.	**8**	**8**	8	8
Individuals: Home mortgages	**40**	**40**	40	37
Other personal lending	**6**	**6**	7	7
Overseas residents	**1**	**1**		1
	100	**100**	100	100
Impaired loans	**A$373m**	**£159m**	£120m	£111m
Impaired loans as a % of closing advances	**0.94%**	**0.94%**	0.94%	0.76%
Impairment provisions as a % of impaired loans	**54%**	**54%**	58%	64%
Total risk weighted assets	**A$33.0bn**	**£14.0bn**	£11.0bn	£12.0bn

Total customer deposits	A$17.7bn	£7.5bn	£4.5bn	£6.0bn

* Before impairment provisions.

Ireland

Ireland is unaffected by the new organisational structure. The results are, however, now shown in Sterling rather than Euros.

Financial Performance

Income Statement	Half year ended 30.06.05 Published €m	Converted £m	Allocation of currency hedge £m	Half year ended 30.06.05 £m	Half year ended 30.06.04 £m	Half year ended 31.12.04 £m	31
Net interest income	136	94		94	68	92	
Non-interest income	22	14	3	17	17	11	
Fees and commission income	11	8		8	9	7	
Fees and commission expense	(2)	(2)		(2)	(2)		
Operating lease rental income	11	7		7	8	5	
Other operating income	2	1	3	4	2	(1)	
Net operating income	158	108	3	111	85	103	
Operating expenses	(71)	(49)		(49)	(37)	(43)	
Underlying operating expenses	(62)	(43)		(43)	(30)	(38)	
Operating lease depreciation	(9)	(6)		(6)	(7)	(5)	
Amounts written off fixed asset investments	(3)	(2)		(2)	(1)	2	
Operating profit before provisions	84	57	3	60	47	62	
Impairment losses on loans and advances	(12)	(8)		(8)	(6)	(5)	
Share of profits/(losses) of associates and jointly controlled entities	(1)	(1)		(1)	1	(2)	
Underlying profit before tax	71	48	3	51	42	55	
Net interest margin	1.80%			1.80%	2.06%	1.98%	
Impairment losses as a % average advances	0.09%			0.09%	0.10%	0.07%	
Cost:income ratio	42.5%			41.7%	39.0%	38.0%	

Balance Sheet and Asset Quality Information	As at 30.06.05 Published	As at 30.06.05	As at 30.06.04	As at 31.12.04
Loans and advances to customers	€14.7bn	£9.9bn	£6.2bn	£8.9bn
Impairment provisions on loans and advances	€111m	£75m	£69m	£72m
Impairment provisions as a % of closing advances	0.76%	0.76%	1.11%	0.81%
Classification of loans and advances*:	%	%	%	%
Agriculture, forestry and fishing	1	1	1	1
Energy			1	
Manufacturing industry	6	6	8	7
Construction and property	21	21	24	20
Hotels, restaurants and wholesale and retail trade	17	17	26	19
Transport, storage and communication	2	2	3	2
Financial	2	2	2	2
Other services etc.	9	9	15	10

Individuals:	Home mortgages	**24**	**24**	3	24
	Other personal lending	**8**	**8**	9	6
Overseas residents		**10**	**10**	8	9
		100	**100**	100	100
Impaired loans		**€307m**	**£207m**	£181m	£184m
Impaired loans as a % of closing advances		**2.09%**	**2.09%**	2.92%	2.07%
Impairment provisions as a % of impaired loans		**36%**	**36%**	38%	39%
Total risk weighted assets		**€13.6bn**	**£9.2bn**	£6.4bn	£8.3bn
Total customer deposits		**€6.9bn**	**£4.7bn**	£3.6bn	£3.9bn

* Before impairment provisions.

PAGE 27

Europe & North America

Europe & North America comprises the following businesses:

From	Businesses transferred
Retail	Banco Halifax Hispania, our retail banking business based in Spain, and BOS Netherlands, our mortgage business based in the Netherlands.
Insurance & Investment	Clerical Medical Europe, which covers our European operations based in Maastricht and Milan.
Corporate	Our European network of offices (Amsterdam, Antwerp, Frankfurt, Madrid and Paris) and our North American operations, including our New York Branch, BoS (USA) Inc. and Drive Financial Services.

During the second half of 2005, the acquisition of Heidelberger Leben (previously known as MLP Life) was completed. Part year figures for Heidelberger Leben will be incorporated in our Preliminary Results for 2005.

Europe and North America is led by Chief Executive Mike Wooderson, who was formerly Managing Director, Asset Finance and Overseas in our Corporate division. The Europe & North America Executive Committee has now been established to support Mike and all appointments made. Its membership provides continuity as well as bringing considerable experience of the various businesses and products within the operating division.

PAGE 28

Financial Performance

Income Statement	**Half year ended 30.06.05 Restated £m**	Half year ended 30.06.04 Restated £m	Half year ended 31.12.04 Restated £m	e 31.1 Res
Net interest income	**196**	102	128	
Non-interest income	**39**	(72)	386	
Fees and commission income	**24**	7	6	
Fees and commission expense	**(47)**	(21)	(48)	
Earned premiums on insurance contracts (net of reinsurance)	**87**	62	101	
Change in value of in-force long term assurance business	**2**	4	104	
Operating lease rental income	**4**			
Investment and other operating income	**(31)**	(124)	223	
Net operating income	**235**	30	514	
Operating expenses	**(31)**	56	(330)	
Underlying operating expenses	**(68)**	(41)	(55)	
Operating lease depreciation	**(3)**			
Change in investment contract liabilities	**105**	122	(178)	
Claims paid on insurance contracts (net of reinsurance)	**(42)**	(10)	(44)	
Change in insurance contract liabilities	**(23)**	(15)	(53)	

Amounts written off fixed asset investments			(2)	
Operating profit before provisions	**204**	86	182	
Impairment losses on loans and advances	**(61)**	(99)	(57)	
Share of profits of associates and jointly controlled entities		7	4	
Underlying profit before tax	**143**	(6)	129	
Comprising:				
Short term fluctuations	**(11)**	(7)	10	
Underlying profit before tax and before short term fluctuations	**154**	1	119	

Net interest margin	**4.01%**	2.51%	3.09%	2
Impairment losses as a % average advances	**0.66%**	1.24%	0.69%	1
Cost:income ratio	**25.0%**	32.3%	23.2%	2

PAGE 29

Balance Sheet and Asset Quality Information	**As at 30.06.05 Restated**	As at 30.06.04 Restated	/ 31.1 Resl
Loans and advances to customers	**£9.7bn**	£7.7bn	£8
Impairment provisions on loans and advances	**£126m**	£133m	£1:
Impairment provisions as a % of closing advances	**1.30%**	1.73%	1.,
Classification of loans and advances*:	**%**	%	
Agriculture, forestry and fishing			
Energy			
Manufacturing industry			
Construction and property			
Hotels, restaurants and wholesale and retail trade	**3**	5	
Transport, storage and communication			
Financial	**2**	2	
Other services etc.			
Individuals: Home mortgages	**44**	40	
Other personal lending	**7**		
Overseas residents	**44**	53	
	100	100	
Impaired loans	**£178m**	£268m	£2:
Impaired loans as a % of closing advances	**1.84%**	3.48%	2.:
Impairment provisions as a % of impaired loans	**71%**	50%	!
Total risk weighted assets	**£9.4bn**	£8.5bn	£9
Total customer deposits	**£0.2bn**	£0.2bn	£0

* Before impairment provisions.

The transfers to Europe & North America from other divisions are summarised below:

Summary of Transfers	**Half year ended 30.06.05 £m**	Half year ended 30.06.04 £m	Half year ended 31.12.04 £m	Year ended 31.12.04 £m
Transfers from:				
Retail	**13**	10	8	18
Insurance & Investment	**36**		76	76
Corporate	**94**	(16)	45	29
Restated underlying profit before tax	**143**	(6)	129	123

The underlying profit for Europe & North America for the first half of 2005 is £143m, an increase of £149m over the corresponding period in 2004 and £14m higher than the second half of 2004. There are three main factors driving these movements which are detailed below:

- The pattern of investment sales in Clerical Medical Europe, with 78% of 2004 sales occurring in the second half. This strong performance was mainly in Germany as a result of pre-announced changes in tax legislation at the end of 2004. In addition, short term fluctuations in investment returns were £10m positive for the second half of 2004, more than offsetting the £7m negative in the first half of 2004.

- Higher impairment losses for the six months to June 2004 largely due to a single loan default of £37m in Europe.

- The impact of Drive, our US-based motor finance business, which became a 64.5% owned subsidiary in November 2004. Since that date it has been fully consolidated on a line by line basis with the main impacts being to net interest income and margins, operating expenses and impairment losses. Previously, it was accounted for as an associate.

Net interest income & margins

The growth in net interest income and the increase in margin in the six months to June 2005 reflect the full consolidation of Drive for the half year whereas Drive was only consolidated for two months of the second half of 2004.

Underlying non-interest income

Underlying non-interest income is calculated as follows:

	Half year ended 30.06.05 £m	Half year ended 30.06.04 £m	Half year ended 31.12.04 £m	Year ended 31.12.04 £m
Non-interest income	**39**	(72)	386	314
Operating lease depreciation	**(3)**			
Change in investment contract liabilities	**105**	122	(178)	(56)
Claims paid on insurance contracts (net of reinsurance)	**(42)**	(10)	(44)	(54)
Change in insurance contract liabilities	**(23)**	(15)	(53)	(68)
Amounts written off fixed asset investments			(2)	(2)
Underlying non-interest income	**76**	25	109	134

The income transferred from Retail and Corporate is shown mainly in the net interest income line whereas the income transferred from Insurance & Investment is mainly non-interest income. The movements in non-interest income are therefore mainly attributable to investment business, the most significant factors being the contribution from new business, which reflects the changing pattern of sales volumes, and short term fluctuations. An analysis of the contribution to the embedded value of our UK and European investment business is shown on page 34.

Underlying operating expenses

The growth in underlying operating expenses to £68m in the half year to June 2005 reflects the impact of Drive being fully consolidated for six months. The growth in the second half of 2004 to £55m from £41m in the first half is mainly due to the impact of Drive for the last two months.

Impairment/Credit quality

The impairment losses for the first half of 2004 include the impact of a single loan default of £37m in Europe. The growth from the second half of 2004 to the first half of 2005 reflects the full consolidation of Drive for six months partially offset by the continued reduction in impairment losses in Europe.

Operational performance

Investment sales as measured by Effective Premium Income ('EPI'), increased from £30m in the first half of 2004 to £107m in the second half but fell to £26m in the first half of 2005. These were all accounted for on an embedded value basis as insurance contracts. The increased sales in the second half of 2004 were largely driven by the pre-announced changes to tax legislation in Germany. The table below analyses the EPI in

respect of investment business:

Investment Sales	**Half year ended 30.06.05 Total EPI Restated £m**	Half year ended 30.06.04 Total EPI Restated £m	Half year ended 31.12.04 Total EPI Restated £m	Year ended 31.12.04 Total EPI Restated £m
Life	**25**	30	107	137
Pensions	**1**			
Collective Investments				
Total	**26**	30	107	137

TREASURY & ASSET MANAGEMENT

The Treasury & Asset Management Division comprises our Treasury operating division and our Asset Management business, Insight Investment. 2004 comparatives have been restated to allow for the transfer of BankWest's treasury operations from our Australia operating division to Treasury & Asset Management division in early 2005.

Financial Performance

Income Statement	**Half year ended 30.06.05 Published £m**	**Business transfers £m**	**Half year ended 30.06.05 Restated £m**	Half year ended 30.06.04 Restated £m	Half year ended 31.12.04 Restated £m	Year ended 31.12.04 Restated £m
Net interest income	**87**	**1**	**88**	86	82	168
Non-interest income	**87**	**54**	**141**	157	159	316
Net trading income	**80**		**80**	100	94	194
Fees and commission income	**8**	**62**	**70**	57	65	122
Fees and commission expense	**(8)**	**(9)**	**(17)**	(23)	(17)	(40)
Other operating income	**7**	**1**	**8**	23	17	40
Net operating income	**174**	**55**	**229**	243	241	484
Operating expenses	**(64)**	**(58)**	**(122)**	(103)	(109)	(212)
Staff	**(33)**	**(32)**	**(65)**	(57)	(64)	(121)
Accommodation, repairs and maintenance				(1)	(3)	(4)
Technology	**(4)**	**(1)**	**(5)**	(5)	(3)	(8)
Marketing and communication		**(3)**	**(3)**	(2)	(4)	(6)
Depreciation:						
Tangible and intangible fixed assets		**(1)**	**(1)**	(2)		(2)
Other	**(21)**	**(17)**	**(38)**	(31)	(30)	(61)
Subtotal	**(58)**	**(54)**	**(112)**	(98)	(104)	(202)
Recharges:						
Technology	**(2)**		**(2)**	(1)	(2)	(3)
Accommodation	**(3)**	**(3)**	**(6)**	(3)	(3)	(6)
Other shared services	**(1)**	**(1)**	**(2)**	(1)		(1)
Amounts written off fixed asset investments					3	3
Underlying profit before tax	**110**	**(3)**	**107**	140	135	275
Net interest margin (bps)*	**8**		**8**	11	8	9
Cost:income ratio	**36.8%**	**105.5%**	**53.3%**	42.4%	44.7%	43.5%
Total risk weighted assets	**£15.1bn**		**£15.1bn**	£12.1bn	£15.0bn	£15.0bn

* Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the group.

The transfers to Treasury & Asset Management from other divisions are summarised below:

Summary of Transfers	Half year ended 30.06.05 £m	Half year ended 30.06.04 £m	Half year ended 31.12.04 £m	Year ended 31.12.04 £m
Published underlying profit before tax	**110**	137	125	262
Transfers from:				
BankWest's treasury operations		5	5	10
Insight Investment	**(3)**	(2)	5	3
Restated underlying profit before tax	**107**	140	135	275

Total Group funds under management at 30 June 2005 were £91bn. The modest contribution to profits transferred from Insurance & Investment to Treasury & Asset Management in respect of our asset management operations reflects the level of investment currently being made in the development of these operations, particularly in the liability driven investment market, and the relatively low fees paid in respect of internal Group funds, where much of the profit margin is retained by the originating business.

FINANCIAL REVIEW

Under the new structure, Long Term Assurance business is now reported on an embedded value basis in two divisions; Insurance & Investment and International. In future we will report the analysis of embedded value and new business profitability for the Group as a whole, with a sub-analysis by division.

Embedded Value Information

The sources of profit from Long Term Assurance business accounted for on an embedded value basis are set out below:

	Half year ended 30.06.05			Half year ended 30.06.04		
	Total £m	**UK £m**	**Europe £m**	Total £m	UK £m	Europe £m
Contribution from Existing Business	**74**	**40**	**34**	81	84	(3)
Contribution from New Business	**112**	**100**	**12**	106	96	10
Investment Earnings using long term assumptions	**60**	**60**		51	51	
Changes to economic assumptions						
Short term fluctuations in investment returns	**48**	**59**	**(11)**	(48)	(41)	(7)
Profit before tax from Long Term Assurance	**294**	**259**	**35**	190	190	
Comprising: Investment business	**248**	**213**	**35**	149	149	
Insurance business	**46**	**46**		41	41	

	Half year ended 31.12.04			Year ended 31.12.04		
	Total £m	UK £m	Europe £m	Total £m	UK £m	Europe £m
Contribution from Existing Business	78	55	23	159	139	20
Contribution from New Business	132	90	42	238	186	52
Investment Earnings using long term assumptions	61	61		112	112	
Changes to economic assumptions						
Short term fluctuations in investment returns	65	55	10	17	14	3
Profit before tax from Long Term Assurance	336	261	75	526	451	75
Comprising: Investment business	281	206	75	430	355	75
Insurance business	55	55		96	96	

The embedded value of Long Term Assurance business accounted for under IFRS 4 was £3,334m as at June 2005 (December 2004 £3,118m), of which £3,175m (December 2004 £2,963m) is in the UK (split 63% shareholders' funds and 37% value of in-force business), and £159m (December 2004 £155m) is in Europe (all of which is the value of in-force business as the European business is a branch of the UK business and therefore no net assets are held in Europe). These amounts exclude investment contract business accounted for under IAS 39.

New Business Profitability

	Half year ended 30.06.05 %EPI*	Year ended 31.12.04 %EPI*
Bancassurance	**26**	28
Intermediary - UK	**19**	17
Wealth Management	**35**	42
Total - UK	**25**	26
Intermediary - Europe	**56**	43
Total	**26**	28

* EPI = equivalent premium income = annual premiums plus 10% of single premiums

Our intermediary business in Europe generates higher levels of new business profitability than those generated in the UK. These are consistent with the European long term assurance markets in which we operate. The increase in new business profitability in the first half of 2005 was due primarily to changes in business mix as compared to 2004.

DIVISIONAL INCOME STATEMENTS

Half Year ended 30 June 2005

As published	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	1,982	16	1,010	280	87		3,375
Non-interest income(1)	500	5,160	676	72	87		6,495
Net operating income	2,482	5,176	1,686	352	174		9,870
Operating expenses(2)	(1,036)	(4,729)	(685)	(174)	(64)	(99)	(6,787)
Amounts written off fixed asset investments			(12)	(2)			(14)
Operating profit before provisions	1,446	447	989	176	110	(99)	3,069
Impairment losses on loans and advances	(473)		(256)	(24)			(753)
Share of profits/(losses) of associates and jointly controlled entities	9	(11)	24	1			23
Non-operating income	20						20
Underlying profit before tax	**1,002**	**436**	**757**	**153**	**110**	**(99)**	**2,359**

Divisional transfers	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	(19)	(1)	(177)	196	1		
Non-interest income(1)	100	(171)	(22)	39	54		
Net operating income	81	(172)	(199)	235	55		
Operating expenses(2)	2	40	47	(31)	(58)		
Amounts written off fixed asset investments							
Operating profit before provisions	83	(132)	(152)	204	(3)		
Impairment losses on loans and advances	3		58	(61)			
Share of profits/(losses) of associates and jointly controlled entities							
Non-operating income							
Underlying profit before tax	**86**	**(132)**	**(94)**	**143**	**(3)**		

Restated	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	1,963	15	833	476	88		3,375

Non-interest income[1]	600	4,989	654	111	141		6,495
Net operating income	2,563	5,004	1,487	587	229		9,870
Operating expenses[2]	(1,034)	(4,689)	(638)	(205)	(122)	(99)	(6,787)
Amounts written off fixed asset investments			(12)	(2)			(14)
Operating profit before provisions	1,529	315	837	380	107	(99)	3,069
Impairment losses on loans and advances	(470)		(198)	(85)			(753)
Share of profits/(losses) of associates and jointly controlled entities	9	(11)	24	1			23
Non-operating income	20						20
Underlying profit before tax	**1,088**	**304**	**663**	**296**	**107**	**(99)**	**2,359**

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.
(2) Excluding merger integration costs and mortgage endowment compensation.

DIVISIONAL INCOME STATEMENTS

Half Year ended 30 June 2004

As published	Retail	Insurance & Investment	Corporate	International	Treasury & Asset Mgt	Group Items	Total
	£m	£m	£m	£m £m	£m	£m	£m
Net interest income	1,813	16	873	222	85		3,009
Non-interest income[1]	444	2,244	477	70	104		3,339
Net operating income	2,257	2,260	1,350	292	189		6,348
Operating expenses[2]	(1,037)	(1,963)	(535)	(132)	(52)	(96)	(3,815)
Amounts written off fixed asset investments			(6)	(1)			(7)
Operating profit before provisions	1,220	297	809	159	137	(96)	2,526
Impairment losses on loans and advances	(329)		(258)	(15)			(602)
Share of profits/(losses) of associates and jointly controlled entities	17	(14)	37	2			42
Non-operating income	23						23
Underlying profit before tax	**931**	**283**	**588**	**146**	**137**	**(96)**	**1,989**

Divisional transfers	Retail	Insurance & Investment	Corporate	International	Treasury & Asset Mgt	Group Items	Total
	£m	£m	£m	£m	£m	£m	£m
Net interest income	(17)	(1)	(85)	102	1		
Non-interest income[1]	95	(62)	(7)	(79)	53		
Net operating income	78	(63)	(92)	23	54		
Operating expenses[2]	1	(26)	18	58	(51)		
Amounts written off fixed asset investments							
Operating profit before provisions	79	(89)	(74)	81	3		
Impairment losses on loans and advances	2		97	(99)			
Share of profits/(losses) of associates and jointly controlled entities			(7)	7			
Non-operating income							
Underlying profit before tax	**81**	**(89)**	**16**	**(11)**	**3**		

Restated	Retail	Insurance & Investment	Corporate £m	International	Treasury & Asset Mgt	Group Items	Total
	£m	£m		£m £m		£m	£m
Net interest income	1,796	15	788	324	86		3,009
Non-interest income[1]	539	2,182	470	(9)	157		3,339
Net operating income	2,335	2,197	1,258	315	243		6,348
Operating expenses[2]	(1,036)	(1,989)	(517)	(74)	(103)	(96)	(3,815)
Amounts written off fixed asset investments			(6)	(1)			(7)

Operating profit before provisions	1,299	208	735	240	140	(96)	2,526
Impairment losses on loans and advances	(327)		(161)	(114)			(602)
Share of profits/(losses) of associates and jointly controlled entities	17	(14)	30	9			42
Non-operating income	23						23
Underlying profit before tax	**1,012**	**194**	**604**	**135**	**140**	**(96)**	**1,989**

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.

(2) Excluding merger integration costs and mortgage endowment compensation.

DIVISIONAL INCOME STATEMENTS

Half Year ended 31 December 2004

As published	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	1,940	32	940	277	80		3,269
Non-interest income[1]	503	5,776	505	60	102		6,946
Net operating income	2,443	5,808	1,445	337	182		10,215
Operating expenses[2]	(1,086)	(5,311)	(580)	(171)	(60)	(97)	(7,305)
Amounts written off fixed asset investments		1	(21)	2	3		(15)
Operating profit before provisions	1,357	498	844	168	125	(97)	2,895
Impairment losses on loans and advances	(344)		(294)	(15)			(653)
Share of profits/(losses) of associates and jointly controlled entities	16	(12)	62	(1)			65
Non-operating income							
Underlying profit before tax	**1,029**	**486**	**612**	**152**	**125**	**(97)**	**2,307**

Divisional transfers	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	(17)	(1)	(111)	127	2		
Non-interest income[1]	92	(518)	(11)	380	57		
Net operating income	75	(519)	(122)	507	59		
Operating expenses[2]	4	348	25	(328)	(49)		
Amounts written off fixed asset investments			2	(2)			
Operating profit before provisions	79	(171)	(95)	177	10		
Impairment losses on loans and advances	3		54	(57)			
Share of profits/(losses) of associates and jointly controlled entities			(4)	4			
Non-operating income							
Underlying profit before tax	**82**	**(171)**	**(45)**	**124**	**10**		

Restated	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	1,923	31	829	404	82		3,269
Non-interest income[1]	595	5,258	494	440	159		6,946
Net operating income	2,518	5,289	1,323	844	241		10,215
Operating expenses[2]	(1,082)	(4,963)	(555)	(499)	(109)	(97)	(7,305)
Amounts written off fixed asset investments		1	(19)		3		(15)
Operating profit before provisions	1,436	327	749	345	135	(97)	2,895
Impairment losses on loans and advances	(341)		(240)	(72)			(653)
Share of profits/(losses) of associates and jointly controlled entities	16	(12)	58	3			65
Non-operating income							
Underlying profit before tax	**1,111**	**315**	**567**	**276**	**135**	**(97)**	**2,307**

(1) Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.
(2) Excluding merger integration costs and mortgage endowment compensation.

DIVISIONAL INCOME STATEMENTS

Year ended 31 December 2004

As published	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	3,753	48	1,813	499	165		6,278
Non-interest income[1]	947	8,020	982	130	206		10,285
Net operating income	4,700	8,068	2,795	629	371		16,563
Operating expenses[2]	(2,123)	(7,274)	(1,115)	(303)	(112)	(193)	(11,120)
Amounts written off fixed asset investments		1	(27)	1	3		(22)
Operating profit before provisions	2,577	795	1,653	327	262	(193)	5,421
Impairment losses on loans and advances	(673)		(552)	(30)			(1,255)
Share of profits/(losses) of associates and jointly controlled entities	33	(26)	99	1			107
Non-operating income	23						23
Underlying profit before tax	**1,960**	**769**	**1,200**	**298**	**262**	**(193)**	**4,296**

Divisional transfers	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	(34)	(2)	(196)	229	3		
Non-interest income[1]	187	(580)	(18)	301	110		
Net operating income	153	(582)	(214)	530	113		
Operating expenses[2]	5	322	43	(270)	(100)		
Amounts written off fixed asset investments			2	(2)			
Operating profit before provisions	158	(260)	(169)	258	13		
Impairment losses on loans and advances	5		151	(156)			
Share of profits/(losses) of associates and jointly controlled entities			(11)	11			
Non-operating income							
Underlying profit before tax	**163**	**(260)**	**(29)**	**113**	**13**		

Restated	Retail £m	Insurance & Investment £m	Corporate £m	International £m	Treasury & Asset Mgt £m	Group Items £m	Total £m
Net interest income	3,719	46	1,617	728	168		6,278
Non-interest income[1]	1,134	7,440	964	431	316		10,285
Net operating income	4,853	7,486	2,581	1,159	484		16,563
Operating expenses[2]	(2,118)	(6,952)	(1,072)	(573)	(212)	(193)	(11,120)
Amounts written off fixed asset investments		1	(25)	(1)	3		(22)
Operating profit before provisions	2,735	535	1,484	585	275	(193)	5,421
Impairment losses on loans and advances	(668)		(401)	(186)			(1,255)
Share of profits/(losses) of associates and jointly controlled entities	33	(26)	88	12			107
Non-operating income	23						23
Underlying profit before tax	**2,123**	**509**	**1,171**	**411**	**275**	**(193)**	**4,296**

(1) *Before grossing up embedded value profits for policyholder tax paid on Long Term Assurance contracts.*
(2) Excluding merger integration costs and mortgage endowment compensation.

DIVISIONAL BALANCE SHEET ANALYSIS

As at 30 June 2005

As published	Retail £bn	Corporate £bn	International £bn	Treasury & Asset Mgt £bn	Total £bn
Loans and advances to customers	217.8	81.7	26.8	3.1	**329.4**
Impairment provisions	1.6	0.8	0.2		**2.6**
Loans and advances to customers (before provisions)	219.4	82.5	27.0	3.1	**332.0**
Total risk weighted assets	107.6	96.1	23.2	15.1	**243.1***
Total customer deposits	129.7	42.0	12.2	12.3	**196.2**

Divisional transfers	Retail £bn	Corporate £bn	International £bn	Treasury & Asset Mgt £bn	Total £bn
Loans and advances to customers	(4.3)	(5.4)	9.7		
Impairment provisions		(0.1)	0.1		
Loans and advances to customers (before provisions)	(4.3)	(5.5)	9.8		
Total risk weighted assets	(2.5)	(6.9)	9.4		
Total customer deposits	(0.1)	(0.1)	0.2		

Restated	Retail £bn	Corporate £bn	International £bn	Treasury & Asset Mgt £bn	Total £bn
Loans and advances to customers	213.5	76.3	36.5	3.1	**329.4**
Impairment provisions	1.6	0.7	0.3		**2.6**
Loans and advances to customers (before provisions)	215.1	77.0	36.8	3.1	**332.0**
Total risk weighted assets	105.1	89.2	32.6	15.1	**243.1***
Total customer deposits	129.6	41.9	12.4	12.3	**196.2**

* Includes risk weighted assets of £1.1bn attributable to Insurance & Investment.

DIVISIONAL BALANCE SHEET ANALYSIS

As at 30 June 2004

As published	Retail £bn	Corporate £bn	International £bn	Treasury & Asset Mgt £bn	Total £bn
Loans and advances to customers	200.8	74.7	18.9	1.6	**296.0**
Impairment provisions	1.5	0.9	0.1		**2.5**

Loans and advances to customers (before provisions)	202.3	75.6	19.0	1.6	**298.5**
Total risk weighted assets	103.7	88.1	17.6	11.9	**222.3***
Total customer deposits	125.1	33.6	8.1	11.2	**178.0**

Divisional transfers	**Retail**	**Corporate**	**International**	**Treasury & Asset Mgt**	**Total**
	£bn	**£bn**	**£bn**	**£bn**	**£bn**
Loans and advances to customers	(3.2)	(4.5)	7.7		
Impairment provisions		(0.1)	0.1		
Loans and advances to customers (before provisions)	(3.2)	(4.6)	7.8		
Total risk weighted assets	(2.5)	(6.0)	8.3	0.2	
Total customer deposits	(0.1)	(0.1)	0.2		

Restated	**Retail**	**Corporate**	**International**	**Treasury & Asset Mgt**	**Total**
	£bn	**£bn**	**£bn**	**£bn**	**£bn**
Loans and advances to customers	197.6	70.2	26.6	1.6	**296.0**
Impairment provisions	1.5	0.8	0.2		**2.5**
Loans and advances to customers (before provisions)	199.1	71.0	26.8	1.6	**298. 5**
Total risk weighted assets	101.2	82.1	25.9	12.1	**222.3***
Total customer deposits	125.0	33.5	8.3	11.2	**178.0**

* Includes risk weighted assets of £1.0bn attributable to Insurance & Investment.

DIVISIONAL BALANCE SHEET ANALYSIS

As at 31 December 2004

As published	**Retail**	**Corporate**	**International**	**Treasury & Asset Mgt**	**Total**
	£bn	**£bn**	**£bn**	**£bn**	**£bn**
Loans and advances to customers	209.7	78.2	23.5	2.9	**314.3**
Impairment provisions	1.6	0.8	0.1		**2.5**
Loans and advances to customers (before provisions)	211.3	79.0	23.6	2.9	**316.8**
Total risk weighted assets	106.5	92.0	20.5	14.8	**234.9***
Total customer deposits	128.3	39.0	9.9	11.4	**188.6**

Divisional transfers	**Retail**	**Corporate**	**International**	**Treasury &**	**Total**

				Asset Mgt	
	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers	(3.9)	(5.0)	8.9		
Impairment provisions		(0.1)	0.1		
Loans and advances to customers (before provisions)	(3.9)	(5.1)	9.0		
Total risk weighted assets	(3.0)	(6.2)	9.0	0.2	
Total customer deposits	(0.1)		0.1		

Restated	Retail	Corporate	International	Treasury & Asset Mgt	Total
	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers	205.8	73.2	32.4	2.9	**314.3**
Impairment provisions	1.6	0.7	0.2		**2.5**
Loans and advances to customers (before provisions)	207.4	73.9	32.6	2.9	**316.8**
Total risk weighted assets	103.5	85.8	29.5	15.0	**234.9***
Total customer deposits	128.2	39.0	10.0	11.4	**188.6**

* Includes risk weighted assets of £1.1bn attributable to Insurance & Investment.

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@hbosplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@hbosplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@hbosplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@hbosplc.com

END

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	11:20 06-Dec-05
Number	2030V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	5 December2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	69,994,480	(9.286%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	69,994,480	(9.286%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	88,730	£0.520

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:41 07-Dec-05
Number	2992V

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Halifax Sharesave Scheme
HBOS Sharesave Plan

(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Halifax Sharesave Scheme	40,593	07/12/2005
HBOS Sharesave Plan	5,526	07/12/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 4,842,574 shares still held by the QUEST.

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:29 07-Dec-05
Number	2771V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	6 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	52,481,803	(2.199%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,481,803	(2.199%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,912	£5.275
Sale	6,000	£5.275
Transfer In	1,300	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:13 08-Dec-05
Number	3594V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	7 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,481,904(2.199%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,481,904(2.199%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Transfer In	100	N/A

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	12:15 08-Dec-05
Number	3596V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	7 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	17,265,806(2.300%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	17,265,806(2.300%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase	188,000	£4.838

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	17:47 08-Dec-05
Number	3947V

HBOS plc announces that on 8 December 2005 it purchased 320,000 of its ordinary shares at a price of 912.8932 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 7,691,000 of its ordinary shares in Treasury and has a total of 3,837,769,007 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:24 09-Dec-05
Number	4276V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	8 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	69,700,363 (9.247%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	69,700,363 (9.247%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	294,118	£0.519

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	9 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:23 09-Dec-05
Number	4273V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	8 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,603,553 (2.204%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,603,553 (2.204%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	£5.188
Sale	3,376	£5.145
Purchase	2,849	£5.175
Purchase	10,857	£5.173
Purchase	136,319	£5.198

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A

....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	9December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Kinstons Comm(Hull)
Released	12:21 09-Dec-05
Number	4270V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Kingston Communications (Hull) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	8 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	14,173,220(2.755%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	14,173,220(2.755%)Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,000	£0.650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	9 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 12-Dec-05
Number	4692V

HBOS plc announces that on 9 December 2005 it purchased 380,000 of its ordinary shares at a price of 914.2798 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 8,071,000 of its ordinary shares in Treasury and has a total of 3,837,636,759 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	12:53 12-Dec-05
Number	5110V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	9 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,370,806	(2.311%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,370,806	(2.311%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	105,000	£4.757

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Redbus Interhouse
Released	12:56 12-Dec-05
Number	5117V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Redbus Interhouse Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	9 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	1,995,264(0.779%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	1,995,264(0.779%)	Nil

***Holding prior to sale was 5,423,672 (2.117%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,428,408	£0.230

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Date of disclosure	16 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	15,800	£5.165

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:12 16-Dec-05
Number	7883V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	15 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	52,453,395	(2.198%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,453,395	(2.198%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Date of disclosure	16 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	923,767	£4.677

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:11 16-Dec-05
Number	7880V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	15 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,644,539	(2.215%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,644,539	(2.215%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 16-Dec-05
Number	7632V

HBOS plc announces that on 15 December 2005 it purchased 2,000,000 of its ordinary shares at a price of 946.2679 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 13,071,000 of its ordinary shares in Treasury and has a total of 3,832,885,237 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:47 15-Dec-05
Number	7485V

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	1,228,962	15/12/2005
Halifax Sharesave Scheme	32,271	15/12/2005
HBOS Sharesave Plan	21,371	15/12/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,559,970 shares still held by the QUEST.

END

Close

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	150,114	£5.120
Transfer out	758	N/A
Sale	400	£5.121

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:13 15-Dec-05
Number	7277V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	14 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,469,195(2.198%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,469,195(2.198%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	15 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	40,000	£1.278

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Low & Bonar plc
Released	12:10 15-Dec-05
Number	7275V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Low & Bonar plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	14 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	3,164,635	(3.157%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,164,635	(3.157%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	218,074	£3.465

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Balfour Beatty plc
Released	12:09 15-Dec-05
Number	7273V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Balfour Beatty plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 50p
Date of dealing	14 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	9,936,536	(2.327%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,936,536	(2.327%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 15-Dec-05
Number	6967V

HBOS plc announces that on 14 December 2005 it purchased 2,000,000 of its ordinary shares at a price of 929.8432 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,071,000 of its ordinary shares in Treasury and has a total of 3,834,858,570 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Date of disclosure	14 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Date of Dealing	Number of Shares	Purchase/Sale	Price	Resultant Total	%
02/12/2005	2,500	Sale	£4.835	17,075,304	2.274%

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	200,000	£4.721

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	14:24 14-Dec-05
Number	6678V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	13 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,568,306	(2.338%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,568,306	(2.338%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	14 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,013	£5.110
Purchase	14,570	£5.120

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:48 14-Dec-05
Number	6617V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	13 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,620,467(2.205%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,620,467(2.205%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,344	£3.460

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Balfour Beatty plc
Released	12:47 14-Dec-05
Number	6616V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Balfour Beatty plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 50p
Date of dealing	13 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,718,462	(2.276%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,718,462	(2.276%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Date of disclosure	14 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	11,623	£0.515

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:44 14-Dec-05
Number	6614V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	13 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	69,719,224(9.249%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	69,719,224(9.249%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 14-Dec-05
Number	6171V

HBOS plc announces that on 13 December 2005 it purchased 1,000,000 of its ordinary shares at a price of 921.1745 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 9,071,000 of its ordinary shares in Treasury and has a total of 3,836,798,943 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,700	£0.703

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Kingston Comm (Hull)
Released	11:52 13-Dec-05
Number	5775V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Kingston Communications (Hull) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	9 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	14,171,520(2.754%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	14,171,520(2.754%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	£5.188
Sale	3,376	£5.145
Purchase	2,849	£5.175
Purchase	10,857	£5.173
Purchase	136,319	£5.198

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential- Replace
Released	14:48 12-Dec-05
Number	5208V

The following replaces the Rule 8.3 announcement released on 09/12/2005 at 12.23 Number 4273V. The resultant holding was incorrectly reported as 52,603,553 and has now been corrected to 52,603,453. All other details remain unchanged and the amended text appears below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	8 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,603,453 (2.204%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,603,453 (2.204%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

....
N/A
....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	8 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer Out	1,000	N/A
Transfer In	1,000	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential- Replace
Released	14:47 12-Dec-05
Number	5188V

The following replaces the Rule 8.3 announcement released on 08/12/2005 at 12.13 Number 3594V. The transfer in of 1000 shares was incorrectly reported as a transfer in of 100 shares and a transfer out of 1,000 shares was omitted. This has now been amended and the resultant total holding corrected to 52,481,804. All other details remain unchanged and the amended text appears below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	7 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	52,481,804	(2.199%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,481,804	(2.199%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	615	£5.121
Purchase	9,072	£5.145

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	14:42 12-Dec-05
Number	5212V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	9 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	52,611,910	(2.204%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	52,611,910	(2.204%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	12 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,082	£3.503

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Balfour Beatty plc
Released	13:01 12-Dec-05
Number	5124V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Balfour Beatty plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 50p
Date of dealing	9 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,715,118	(2.275%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,715,118	(2.275%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

Date of disclosure	12 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,237	£0.533

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:58 12-Dec-05
Number	5121V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	9 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	69,707,601 (9.248%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	69,707,601 (9.248%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	13:57 19-Dec-05
Number	8889V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	16 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,449,321 (2.198%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,449,321 (2.198%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	2,500	N/A
Sale	1,475	£5.180
Sale	100	£5.176

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation: Treasury Shares
Released	15:00 19-Dec-05
Number	8898V

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 19 December 2005, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 3,071,000 of its ordinary shares in Treasury and has a total of 3,833,054,559 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 110,000,000.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 20-Dec-05
Number	9129V

HBOS plc announces that on 19 December 2005 it purchased 1,000,000 of its ordinary shares at a price of 957.5407 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,071,000 of its ordinary shares in Treasury and has a total of 3,832,054,559 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Balfour Beatty plc
Released	12:44 20-Dec-05
Number	9637V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Balfour Beatty plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 50p
Date of dealing	19 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	9,942,748	(2.328%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,942,748	(2.328%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	6,212	£3.466

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9)	**NO**
Date of disclosure	20 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:46 20-Dec-05
Number	9641V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	19 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	69,219,224	(9.183%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	69,219,224	(9.183%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,000	£0.502

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	13:24 20-Dec-05
Number	9692V

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	19 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,690,224(2.208%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,690,224(2.208%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	262,778	£5.257
Sale	21,875	£5.240

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 21-Dec-05
Number	9937V

HBOS plc announces that on 20 December 2005 it purchased 250,000 of its ordinary shares at a price of 965.2704 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 4,321,000 of its ordinary shares in Treasury and has a total of 3,831,926,778 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	12:01 21-Dec-05
Number	0255W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	20 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,189,408(2.187%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,189,408(2.187%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,000	£5.276
Transfer out	816	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	12:03 21-Dec-05
Number	0259W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	20 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,764,541	(2.231%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,764,541	(2.231%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	120,000	£4.698

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:05 21-Dec-05
Number	0262W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	20 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	68,719,224	(9.117%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	69,719,224	(9.117%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	Nil		Nil	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,000	£0.507

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:26 21-Dec-05
Number	0576W

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	372,824	21/12/2005
Halifax Sharesave Scheme	17,513	21/12/2005
HBOS Sharesave Plan	2,175	21/12/2005

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 3,167,458 shares still held by the QUEST.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 22-Dec-05
Number	0677W

HBOS plc announces that on 21 December 2005 it purchased 750,000 of its ordinary shares at a price of 982.4627 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,071,000 of its ordinary shares in Treasury and has a total of 3,831,247,034 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	12:04 22-Dec-05
Number	1080W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	21 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	68,481,838(9.085%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	69,481,838(9.085%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	12,614	£0.510
Sale	246,927	£0.507
Sale	3,073	£0.508

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Balfour Beatty plc
Released	12:07 22-Dec-05
Number	1085W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Balfour Beatty plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 50p
Date of dealing	21 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	9,946,463	(2.329%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,946,463	(2.329%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,714	£3.493

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	22 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:46 22-Dec-05
Number	1404W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)...................................

3. Name of *person discharging managerial responsibilities/director*

Grenville Turner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Grenville Turner

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Options in respect of 3,860 shares, originally granted in April 2002 to Grenville Turner under the Inland Revenue Approved Employee Share Option Plan 2002, at an option price of £7.512 per share, were exercised under the Cashless Exercise Facility. The 3,860 shares allotted were then sold at a price of £9.62 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

See 8. above.

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

See 8. above.

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

See 8. above.

14. Date and place of transaction

16 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

34,480

16. Date issuer informed of transaction

22 December 2005

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

22 December 2005

END
END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:49 22-Dec-05
Number	1407W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)..................................

3. Name of *person discharging managerial responsibilities/director*

Coline McConville

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

The Australia Trust

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial interest held by Coline McConville

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Vivat Trustees Limited as Trustee of The Australia Trust

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,250

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£9.8188

14. Date and place of transaction

22 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

5,320

16. Date issuer informed of transaction

22 December 2005

26. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

22 December 2005

END
END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:50 22-Dec-05
Number	1410W

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)..................................

3. Name of *person discharging managerial responsibilities/director*

Grenville Turner

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Grenville Turner

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Maturity of Sharesave Options originally granted in August 2000

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

4,115

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£4.10

14. Date and place of transaction

21 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

38,595

16. Date issuer informed of transaction

21 December 2005

26. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

22 December 2005

END
END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 23-Dec-05
Number	1465W

HBOS plc announces that on 22 December 2005 it purchased 500,000 of its ordinary shares at a price of 979.8644 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 5,571,000 of its ordinary shares in Treasury and has a total of 3,830,813,054 ordinary shares (excluding shares held in Treasury) in issue.

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:48 23-Dec-05
Number	1807W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	22 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,175,088(2.149%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,175,088(2.149%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	11,199	£5.435
Sale	3,123	£5.445

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	23 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:48 23-Dec-05
Number	1815W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	22 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	16,763,041	(2.228%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,763,041	(2.228%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,050	£4.662

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Balfour Beatty plc
Released	11:50 23-Dec-05
Number	1818W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Balfour Beatty plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 50p
Date of dealing	22 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,948,925	(2.330%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,948,925	(2.330%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,462	£3.578

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	11:51 23-Dec-05
Number	1822W

F tFORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	22 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	68,490,202(9.086%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	68,490,202(9.086%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,363	£0.510

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the. option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	15:19 28-Dec-05
Number	2442W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	23 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,375,694(2.157%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,375,694(2.157%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	200,000	£5.447
Transfer in	605	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	28 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O plc
Released	11:34 29-Dec-05
Number	2675W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	28 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,766,841	(2.229%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,766,841	(2.229%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,800	£4.668

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Skyepharma plc
Released	11:35 29-Dec-05
Number	2676W

F tFORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	28 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	68,240,203 (9.053%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	68,240,203 (9.053%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	£0.510

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Prudential plc
Released	11:37 29-Dec-05
Number	2679W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Prudential plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 5p
Date of dealing	28 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	52,379,695(2.157%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	52,379,695(2.157%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,000	£5.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Balfour Beatty plc
Released	11:45 30-Dec-05
Number	3218W

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Balfour Beatty plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 50p
Date of dealing	29 December 2005

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,968,925	(2.334%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,968,925	(2.334%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	£3.594

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 December 2005
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	01	12	2005
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,905	1,160	4,183
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	01	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	11,550		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
HSDL Nominees Limited		
Address		
Trinity Road	Ordinary	19,204
Halifax, West Yorkshire		
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Mrs Penelope Louise Buckley		
Address		
The Orchard, Brick Kiln Lane, Bostock Green	Ordinary	594
Cheshire		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10 DEC 2005

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From (Day Month Year)	To (Day Month Year)
	02 12 2005	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,452	5,753	857
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh

09/2005


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	02	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	798		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	10,860
Name(s): Address: Cheshire UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 DEC 2005

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486

11,953



Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 5 1 2 2 0 0 5	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,335	6,395	2,383
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,840		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road	Ordinary	11,953
Halifax, West Yorkshire		
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
Cheshire		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5 DEC 2005

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ASSISTANT

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,371	1,773	683
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	799	1,146	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	779.9p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	4,626
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	1,146
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/12/05.

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	07	12	2005
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	726	4,135	2,687
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,023		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 8,622
Name(s): Alice Belcher Address: 49 Barnstone Vale, Wakefield UK Postcode WF1 4TW	Class of shares allotted: Ordinary	Number allotted: 949
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/12/05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ASSISTANT

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,311	54,877	4,370
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	540	5,671	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.0p	712.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 71,769
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8 DEC 2005

** A ~~director~~ ASSISTANT / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	20,406	174,844	15,571
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	18,322	18,609	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	655.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 241,700
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 5,946
Name(s): Ms Penny Surman Address: 53 Mount Pleasant Road, Alton, Hampshire UK Postcode GU34 2RP	Class of shares allotted: Ordinary	Number allotted: 106
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9 DEC 2005

** A ~~director~~ / ASSISTANT secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5151		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	751.2p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 552
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 4,599
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 12/12/5

** A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department, HBOS plc, 5 Morrison Street, Edinburgh, Scotland. EH3 8BH

Tel 0131 243 7209

DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	13	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	15,143	1,497	104,339
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	668.0p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	13	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	13,601	12,444	8,976
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	712.5p	655.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	604	429	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.5p	779.9p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	154,581
UK Postcode: HX1 2RG		
Name(s): Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	1,653
UK Postcode: BS99 7NH		
Name(s): Mrs Sheila Wilson	Class of shares allotted	Number allotted
Address: 15 Dunsmore Road, Bishopton, Renfrewshire	Ordinary	799
UK Postcode: PA7 5EL		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13/12/5

** A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	14	12	2005
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,361	1,279	6,450
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	668.0p	655.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	41,295	2,813	2,429
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 56,387
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 1,330
Name(s): Mrs Veronica Ferguson Wilson Address: 10 Crescent Road, Nairn UK Postcode IV12 4NB	Class of shares allotted Ordinary	Number allotted 1,910
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 DEC 2005

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	15	12	2005
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	19,579	1,524	2,785
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	751.2p	654.0p	712.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	228	2,000	551
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	655.0p	544.3p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 24,786
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 1,330
Name(s): Miss Laura Dillon Address: 29 Offington Avenue, Sutton, Dublin 13, Ireland UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 551
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15 DEC 2005

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

RECEIVED

2006 JAN 24 P 1:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,460	37,959	2,537
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,819		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited		
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	46,419
UK Postcode HX1 2RG		
Name(s): Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	1,356
UK Postcode BS99 7NH		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16 DEC 2005

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 19 Month 12 Year 2005	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	11,729	23,195	73,828
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	655.0p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	19	12	2005
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	5,996	6,799	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654.0p	712.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 118,793
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 2,137
Name(s): Mr Robert James Address: 25 Vale Way, Kingsworthy, Winchester UK Postcode: SO23 7LL	Class of shares allotted: Ordinary	Number allotted: 617
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19 DEC 2005

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ASSISTANT

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 20 Month 12 Year 2005	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	12,365	937	99,477
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	668.0p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,276	5,164	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654.0p	712.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road	Ordinary	118,848
Halifax, West Yorkshire	Ordinary	
UK Postcode H X 1 2 R G		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	3,371
UK Postcode B S 9 9 7 N H		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 20/12/5

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver /~~ official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	21	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5741	44,448	10,192
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	21	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,875		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited		
Address: Trinity Road	Ordinary	68,542
Halifax, West Yorkshire		
UK Postcode HX1 2RG		
	Class of shares allotted	Number allotted
Name(s): Computershare Company Nominees Limited		
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	1,553
UK Postcode BS99 7NH		
	Class of shares allotted	Number allotted
Name(s): Mrs Julie Bibby		
Address: 110 Albert Road, Horley, Surrey	Ordinary	161
UK Postcode RH6 7HZ		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK Postcode		
	Class of shares allotted	Number allotted
Name(s):		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21/12/5

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	22	12	2005
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,676	43,255	7,886
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	22	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	10,203		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	63,933
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	2,087
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 DEC 2005

** A ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	23	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,786	45,761	7,691
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	955	7,785	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	779.9p	712.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary Ordinary	62,851
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	2,127
Name(s): Address: UK Postcode	Ordinary	
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 28/12/05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486

DX number DX exchange

RECEIVED

2006 JAN 24 P 1:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,503	50,327	3,562
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,133		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 62,907
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 1,618
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] ASSISTANT Date 28/12/05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	29	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,545	26,696	474
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	29	12	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	392		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 29,769
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 2,338
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] ASSISTANT Date 29/12/05

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange


Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	30	12	2005
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	3,969	6,028	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654.0p	712.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day 30 Month 12 Year 2005	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,439	727	42,833
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	668.0p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 58,586
Name(s): Mr Ian Laing Address: 16 Saxe Coburg Street, Edinburgh UK Postcode EH3 5BW	Class of shares allotted: Ordinary	Number allotted: 410
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] ASSI STANT Date 30/12/05

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,250,000		
Date(s) shares delivered to the company	01/11/2005		

For each share:

Nominal value	25p		
Maximum price paid	833.6082p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,420,102.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 52,105.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 1/11/5

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03


Companies House
for the record

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	01/11/2005		

£5

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed [signature] Date 2/11/5

(**a ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.



Please complete legibly in black type or bold block lettering



Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985



Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	02/11/2005		
For each share: Nominal value	25p		
Maximum price paid	830.2033p		
Minimum price paid			





The aggregate amount paid by the company for the shares to which this return relates was: £ 4,151,016.50

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 20,760.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed  **Date** 2/11/5

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering



Company Number SC218813

Company Name in full HBOS plc





Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY



Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,350,000		
Date(s) shares delivered to the company	03/11/2005		
For each share: Nominal value	25p		
Maximum price paid	833.7994p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 11,256,291.90

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 56,285.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985



Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed  **Date**  8/11/5

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000



Please complete legibly in black type or bold block lettering

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.



Company Number SC218813

Company Name in full HBOS plc



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	300,000		
Date(s) shares delivered to the company	04/11/2005		
For each share: Nominal value	25p		
Maximum price paid	837.9429p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 2,513,828.70

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 12,570.00



PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 8/11/5

(**a ~~director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,400,000		
Date(s) shares delivered to the company	11/11/2005		
For each share:			
Nominal value	25p		
Maximum price paid	876.9625p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 12,277,475.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 61,390.00

TR | POS
25/11/05

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 11/11/5

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	350,000		
Date(s) shares delivered to the company	14/11/2005		
For each share: Nominal value	25p		
Maximum price paid	877.381429p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 3,070,835.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 15,355

TR | POS 25/11/05

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Deputy Date 16/11/5

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —


169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	2,000,000		
Date(s) shares delivered to the company	21/11/2005		
For each share:			
Nominal value	25p		
Maximum price paid	887.275p		
Minimum price paid			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 17,745,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 88,730.00

TP | POS
AA
25 NOS

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 22/11/5

(**a ~~director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 7029
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Please complete legibly in black type or bold block lettering

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	23/11/2005		
For each share:			
Nominal value	25p		
Maximum price paid	887.875p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,878,750.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 44,395.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 23/11/5

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Victoria Karran, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 7029

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	650,000		
Date(s) shares delivered to the company	25/11/2005		

For each share:

Nominal value	25p		
Maximum price paid	890.0p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,785,000.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 28,925.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed [signature] **Date** 29/11/5

(**a ~~director~~ / DEPUTY secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	650,000		
Date(s) shares delivered to the company	28/11/2005		
For each share:			
Nominal value	25p		
Maximum price paid	893.269231p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,806,250.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 29,035.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

8/12

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed  **Date** 29/11/5

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.



Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	3,550,000		
Date(s) shares delivered to the company	29/11/2005		

For each share:

Nominal value	25p		
Maximum price paid	883.307056p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 31,357,400.49



Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 156,790.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985



Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

8/12

**Delete as appropriate

Signed  **Date** 29/11/5

(**a ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
— for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)


FIVE POUNDS
05

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	29/11/2005		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed [signature] **Date** 29/11/5

(**a ~~director~~ / Deputy Secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	2,750,000		
Date(s) shares delivered to the company	30/11/2005		
For each share: Nominal value	25p		
Maximum price paid	884.901564p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 24,334,793.01

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 121,675.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

TR (Pos) G 16/12

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed Lynne N Black Date 7/12/05

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	01/12/2005		
For each share: Nominal value	25p		
Maximum price paid	884.773p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,847,730.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 44,240.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

TR (Po1) G 16/12

Signed [signature] **Date** 7/12/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03



Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	02/12/2005		
For each share:			
Nominal value	25p		
Maximum price paid	879.2275p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,792,275.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 43,965.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

TR (Pos) 5 16/12

**Delete as appropriate

Signed [signature] Date 7/12/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03




Companies House

— for the record —



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	05/12/2005		

For each share:

Nominal value	25p		
Maximum price paid	874.9p		
Minimum price paid			

The aggregate amount paid by the company for the shares to which this return relates was: £ 4,374,500.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 21,875.00

TR (P01) G 16/12

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 7/12/05

(**a ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edin**